Exhibit 99.1

Q3 2017 I N T E R I M R E P O R T
Brookfield Renewable
Partners L.P.

our operations

We invest in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio includes 217 hydroelectric generating stations, 37 wind facilities, three hydroelectric pumped storage facilities, four biomass facilities and three natural gas-fired (“Co-gen”) plants, making us one of the largest pure-play public renewable companies in the world. Our portfolio of assets has 12,740 megawatts (“MW”) of capacity and annualized long-term average (“LTA”) generation of 40,436 gigawatt hours (“GWh”). It also has a development pipeline of approximately 7,000 MW. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at September 30, 2017:

					Storage
	River		Capacity	LTA(1)	Capacity
	Systems	Facilities	(MW)	(GWh)	(GWh)
Hydroelectric
North America(2)
United States	30	136	2,886	11,982	2,523
Canada	19	33	1,361	5,177	1,261
	49	169	4,247	17,159	3,784
Colombia(3)	6	6	2,732	14,476	3,703
Brazil(4)	26	42	899	4,647	-
	81	217	7,878	36,282	7,487
Wind(5)
United States	-	7	434	1,113	-
Canada	-	3	406	1,197	-
	-	10	840	2,310	-
Europe	-	22	494	1,256	-
Brazil	-	5	150	588	-
	-	37	1,484	4,154	-

Storage(6)	2	3	2,688	-	5,220

Other(7)	-	7	690	-	-
	83	264	12,740	40,436	12,707

(1)            LTA is calculated on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. On a proportionate basis, the annualized LTA is 22,953 GWh. See “Part 2 – Financial Performance Review – Storage and Other” for an explanation on the Storage segment introduced this quarter. See “Part – 8 Presentation to Stakeholders and Performance Measurement – Actual and Long-term Average Generation” for an explanation on why we do not consider long-term average generation for our Storage and Other facilities.

(2)            North America hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(3)            Colombia hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and Co-gen facilities.

(4)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Includes pumped storage in North America (600 MW) and Europe (2,088 MW).

(7)            Includes one Co-gen plant in Colombia (300 MW), two Co-gen plants in North America (215 MW) and four biomass facilities in Brazil (175 MW).

The following table presents the annualized long-term average generation of our portfolio as at September 30, 2017 on a quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America(2)
United States	3,404	3,474	2,178	2,926	11,982
Canada	1,228	1,508	1,223	1,218	5,177
	4,632	4,982	3,401	4,144	17,159
Colombia(3)	3,508	3,509	3,571	3,888	14,476
Brazil(4)	1,147	1,159	1,170	1,171	4,647
	9,287	9,650	8,142	9,203	36,282
Wind(5)
North America
United States	251	372	271	219	1,113
Canada	324	292	238	343	1,197
	575	664	509	562	2,310
Europe	376	270	242	368	1,256
Brazil	81	101	209	197	588
	1,032	1,035	960	1,127	4,154
Total	10,319	10,685	9,102	10,330	40,436
Long-term average on a proportionate basis	5,877	6,282	5,053	5,741	22,953

(1)            LTA is calculated on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(2)            North America hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(3)            Colombia hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and Co-gen facilities.

(4)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission (“SEC”) and with securities regulators in Canada - see “PART 9 - Cautionary Statements”. We make use of non-IFRS measures in this Interim Report - see “PART 9 - Cautionary Statements”. This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to UNITHOLDERS

Our business continued to perform well in the third quarter, delivering adjusted EBITDA and FFO of $378 million and $91 million respectively. Above average generation, high availability across our fleet and the advancement of our organic growth initiatives all contributed positively to financial results during the quarter. We remain on track to deliver 8% to 10% FFO per share growth over the last five years.

We made significant progress on growth initiatives during the quarter. Post-quarter end we also closed the acquisition of a 51% controlling interest in TerraForm Power with our institutional partners. TerraForm Power has a 2,600 megawatt, high-quality, diversified portfolio of solar and wind assets located primarily in the U.S. The acquisition is expected to contribute 6% accretion to FFO on a run-rate basis, and generate long-term returns in line with our targets. More broadly, this transaction establishes us with scale operations in solar, and provides a platform for future growth.

In addition, we closed two acquisitions in Europe. The first was our 25% stake in First Hydro – the U.K.’s largest, most flexible and efficient pumped storage portfolio with 2,100 megawatts of capacity across two plants that are co-owned with a European utility. We also completed the tuck-in acquisition of a 16 megawatt wind farm in Northern Ireland. These transactions mark the continued momentum of our European platform as we capitalize on our deep wind expertise, and establish a hydro footprint in the region.

In aggregate, these transactions deployed $278 million of partnership equity, and are expected to deliver approximately $50 million of incremental FFO to the partnership on an annual basis.

We also continue to progress the acquisition of 100% of TerraForm Global, with a shareholder vote scheduled for mid-November.

Business Capabilities

We invested considerable time and resources over the last few years positioning the business to have embedded organic growth, scale to operate and develop projects across multiple geographies, and expertise across multiple technologies. We now have almost $30 billion of long duration hydro, wind, solar, storage and distributed generation assets around the world, all producing carbon-free power at a time when countries are actively moving to reduce pollution and decarbonize the global economy. All of our facilities are supported by dedicated in-house operating teams to enhance operations to ensure cash flows are both stable and growing. We continue to operate with a very stable fixed rate finance portfolio and have access to multiple sources of capital to further enhance the business over time.

We believe this scale and diversity will be beneficial to shareholders over the long term. It should allow us to further reduce operating costs and expand margins over time, pursue repowering opportunities across our fleet that provide long-term embedded growth, and advance our 7,000 megawatt development pipeline with little incremental cost, given that we can tuck assets into our operations. Accordingly, we are well positioned to deliver per-share FFO growth over the next five years in excess of our 5% to 9% distribution growth targets from contracted revenue escalations, margin expansion and development activities alone. Finally, we have the benefit of being able to deploy capital around the world to markets where it is scarce so that we can continue to invest on a value basis.

Capital Deployment

We continue to progress our $435 million development backlog. Having already commissioned 56 megawatts of construction assets in 2017, we are advancing the development of a further 265 megawatts, largely in Europe and Brazil. In total, these projects should add $45 - $50 million to our annual FFO over the next 3 years.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

In Europe, we commissioned a 15 megawatt wind farm last quarter and we are making good progress towards the completion of an additional 65 megawatts of wind which are on scope, schedule and budget. In Brazil, we expect to commission a 28 megawatt small hydro project later this year with an additional 19 megawatts on schedule for commissioning in 2018. In addition, we are preparing to bid another two Brazilian hydroelectric development projects, totaling 43 megawatts, into the upcoming auctions in the fourth quarter which, if successful, should ready them for construction.

From an M&A perspective, we remain very active in all of our key markets. As decarbonization continues to take hold around the world, we believe we are well positioned with our global operating and development capabilities, our investment expertise and our access to capital to pursue continued long term growth of the business. As a result, we expect to be able to continue to meet our annual target of deploying $600 to $700 million of Brookfield Renewable equity in growth opportunities.

Financial Results

Overall the business is performing well. Increased hydroelectric generation across our North American portfolio, 6% above the long term average, was supported by higher precipitation in New York, PJM, Ontario and Quebec, and high fleet availability. We continue to maintain a largely contracted portfolio and are focused on a few select contracting opportunities across the business to generate further upside.

In Europe, the business continues to deliver strong operational performance with generation in line with the long-term average. Our operating expertise in the market has enabled us to advance a number of organic growth initiatives both with regards to building out our development pipeline and pursuing corporate contracting initiatives.

In Brazil, power prices remain well above historical norms as weak hydrological conditions and low reservoir levels persist. We have been able to capture higher prices and benefit from the volatility through the implementation of a successful hedging strategy. Accordingly, we have signed ten PPAs totaling 139 gigawatt-hours per year at an average price of R$230 per megawatt-hour (~US$70 per megawatt-hour) for deliveries up to 2021. The Brazilian economy continued to strengthen in the third quarter following the deep recession in 2015 and 2016. The central bank is aggressively cutting interest rates to support the recovery as inflation is now under control. GDP is expected to grow 2-3% in 2018.

In Colombia, the combination of average hydrology and the ability to draw on our significant storage capacity resulted in hydro generation at 2% above the long-term average. We also ended the quarter with reservoir levels above the long-term average, positioning us well for the upcoming dry season, which typically lasts from December to April. System power prices remained low this quarter, however a recovery in market demand combined with an expected return to more normal hydrology should support an increase in prices in the coming months. Our contracting strategy in the country continues to be focused on securing and renewing contracts with distribution companies and credit-worthy industrial consumers. We were awarded several medium-term contracts with distribution companies and renewed four contracts with industrial off-takers at prices in the range of COP 190 per kilowatt-hour (~US$65 per megawatt-hour).

Our investment in TerraForm Power has performed in line with our expectations so far this year and as we look forward, we would expect the investment to add approximately $40 million to Brookfield Renewable’s FFO over the next 12 months. With the opportunity to grow cash flows organically through margin expansion and asset re-powering, we are expecting these assets to provide a meaningful ongoing contribution to Brookfield Renewable’s financial results and support our annual FFO growth targets.
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Liquidity and Outlook

Our liquidity position, pro forma for the above mentioned closed transactions, remains strong at $1.7 billion. This leaves us well positioned to pursue further growth opportunities in the months ahead.

In September, we held our annual Investor Day in New York, and we want to thank those of you who were able to attend either in person, or via our webcast. At this event, we took the opportunity to delve into the strength and low-risk nature of our balance sheet, our ability to surface value and grow cash flows from the existing business, and the broadening renewable investible universe that is leading to a growing number of accretive acquisition opportunities.

Over the coming months, we will be focused on advancing our development and acquisition pipelines, optimizing and enhancing our existing operations, and preserving strong liquidity and access to multiple sources of capital.

We are grateful for your continued support, and look forward to updating you on our progress again next quarter.

Sincerely,

 Sachin Shah

Chief Executive Officer

November 1, 2017

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Our Competitive Strengths

Brookfield Renewable Partners L.P. ("Brookfield Renewable") has a diversified portfolio of high quality assets that generate electricity from renewable resources.

Our business model is to utilize our global reach to identify and acquire or develop high quality renewable power generating assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn stable, attractive, long-term total returns for the benefit of our shareholders.

One of the largest pure play renewable platforms.  Brookfield Renewable is one of the world’s largest publicly traded, pure play renewable power companies with approximately $27 billion in total power assets, interests in 12,740 MW of installed capacity and a development pipeline of approximately 7,000 MW. Our portfolio includes 217 hydroelectric generating stations and three hydroelectric pumped storage facilities on 83 river systems, 37 wind facilities, and four biomass facilities, diversified across 15 power markets in North America, Colombia, Brazil and Europe with annualized long-term average generation on a proportionate basis of 22,953 GWh.

The following charts illustrate annualized long-term average generation on a proportionate basis, adjusting for the share from facilities in which we own less than a 100% interest:

Source of Energy	Region

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric which represent one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Our North American and Colombian hydroelectric assets can store water in reservoirs near 25% of their annualized long-term average generation. Additionally we have invested in pumped storage facilities in North America and Europe which provide the markets in which they are located with dispatchable hydroelectric generation and protection against changes in hydrology. Our assets in Brazil benefit from a framework that levelizes generation risk across hydroelectric producers. Our portfolio composition provides partial protection against short-term changes in water supply. Because of our scale and the quality of our assets, we are competitively positioned relative to other renewable power generators, providing significant scarcity value to investors.

Stable, high quality cash flows with attractive long-term value for LP Unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 90% of our 2017 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. Our power purchase agreements have a weighted-average remaining duration of 16 years, on a proportionate basis, providing long-term cash flow visibility.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Strong financial profile. With approximately $27 billion of total power assets, our debt to total capitalization is 37% and approximately 81% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately seven and nine years, respectively. Our available liquidity as at the date of this report is approximately $1.7 billion of cash and cash equivalents, available-for-sale securities and the available portions of credit facilities.

Well positioned for cash flow growth. We have strong organic growth prospects through a combination of a development pipeline of approximately 7,000 MW spread across our operating platforms, the ability to capture operating efficiencies and the value of rising power prices for the uncontracted portion of our operating portfolio. Our organic growth is complemented by our strong acquisition capabilities. Over the last ten years, we have invested in, acquired, or commissioned 69 hydroelectric facilities totaling approximately 5,000 MW, 40 wind facilities totaling over 1,500 MW, four biomass facilities totaling 175 MW, two hydroelectric pumped storage facilities totaling 2,088 MW and one 300 MW Co-gen plant. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring a sustainable distribution yield. We target a long-term distribution payout ratio of approximately 70% of Funds From Operations and a long-term distribution growth rate in a range of 5% to 9% annually.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2017

This Management’s Discussion and Analysis for the three and nine months ended September 30, 2017 is provided as of November 1, 2017. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”), in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders” or as “per Unit”. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “PART 8 - Presentation to Stakeholders and Performance Measurement”.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £ and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

For a description on our operational and segmented information and the non-IFRS financial measures we use to explain our financial results, see – “PART 8 - Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see – “PART 2 - Financial Performance Review” and “PART 5 – Proportionate Information”. This Management’s Discussion and Analysis contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “PART 9 - Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

PART 1 – Q3 2017 Highlights	7	PART 5 - Proportionate Information
		Generation and financial review by segments	33
PART 2 – Financial Performance Review		Long-term debt and credit facilities	39
Generation and financial review for the three months ended September 30, 2017	9	PART 6 - Selected Quarterly Information
Generation and financial review for the nine months ended September 30, 2017	15	Summary of historical quarterly results	40
Contract profile	22	PART 7 - Critical Estimates, Accounting Policies
		and Internal Controls	41
PART 3 – Liquidity and Capital Resources		Subsequent events	43
Capitalization, available liquidity and long-term	24
borrowings		PART 8 - Presentation to Stakeholders and
Consolidated statements of cash flows	26	Performance Measurement	44
Shares and units outstanding	28
Dividends and distributions	29	PART 9 - Cautionary Statements	48
Contractual obligations	29
Off-statement of financial position arrangements	29

PART 4 – Additional Financial Information
Property, plant and equipment	30
Related party transactions	30
Equity	31
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

PART 1 – Q3 2017 HIGHLIGHTS
	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016
Operational information

Capacity (MW)	12,740	10,676	12,740	10,676

Total generation (GWh)
Long-term average generation	9,098	9,092	30,136	28,663
Actual generation	9,370	7,522	31,472	25,343
Average revenue ($ per MWh)	65	74	63	73

Proportionate generation (GWh)
Long-term average generation	5,053	5,068	17,221	16,623
Actual generation	5,198	4,395	18,078	15,488
Average revenue ($ per MWh)	70	74	67	71

Selected financial information

Revenues	$608	$580	$1,968	$1,881
Net (Loss) income	(32)	(19)	80	41
Adjusted EBITDA(1)	378	332	1,288	1,164
Funds From Operations(1)	91	73	438	365
Adjusted Funds From Operations(1)	74	56	387	315
Basic (loss) earnings per LP Unit	(0.14)	(0.12)	0.04	(0.07)
Funds From Operations per Unit(1)(2)	0.29	0.24	1.44	1.28
Distribution per LP Unit	0.47	0.45	1.40	1.34

(1)       Non-IFRS measures. See “PART 2 - Financial Performance Review”, “PART 5 - Proportionate Information”, “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)       For the three and nine months ended September 30, 2017, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.8 million and 303.5 million, respectively (2016: 299.0 million and 285.2 million).

	Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016
Liquidity and Capital Resources

Available liquidity	$1,953	$1,191
Debt to capitalization	37%	38%
Borrowings non-recourse to Brookfield Renewable	81%	78%
Floating rate debt exposure	15%	18%
Corporate borrowings
Average debt term to maturity	6.6 years	7.4 years
Average interest rate	4.5%	4.5%
Subsidiary borrowings
Average debt term to maturity	9.2 years	9 years
Average interest rate	6.1%	6.4%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity	9.9 years	9.6 years
Average interest rate	6.0%	6.2%
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Operating Results

Hydroelectric and wind generation for the quarter of 9,102 GWh was above long-term average of 9,098 GWh. When combined with generation from our pumped storage, Co-gen and biomass facilities of 268 GWh, total generation of 9,370 GWh was ahead of the prior year of 7,522 GWh. Proportionate generation was 5,198 GWh versus the prior year of 4,395 GWh. The increase is driven by a return to long-term average generation at our hydroelectric facilities in North America and Colombia.

Revenues totaling $608 million represent an increase of $28 million over the same period of the prior year driven by a return to long-term average generation in North America and Colombia and strong merchant power pricing at our Brazilian assets.

Funds From Operations was $91 million ($0.29 per Unit) for the three months ended September 30, 2017 compared with $73 million ($0.24 per Unit) for the same period in 2016.

Net loss for the three months ended September 30, 2017 was $32 million ($0.14 per LP Unit) versus a net loss of $19 million ($0.12 per LP Unit) for the same period in 2016.

Growth and Development

Together with our institutional partners, we completed the following investments:

•          25% interest in a 2.1 GW pumped storage portfolio located in the United Kingdom (“First Hydro”). Brookfield Renewable retains an approximate 7% interest in the portfolio

•          100% interest in a recently commissioned 16 MW wind asset in Ireland (“Shantavny”) with annualized long-term average generation of 35 GWh. Brookfield Renewable retains an approximate 40% interest in the asset

Subsequent to the end of the quarter, along with our institutional partners, we closed the previously-announced acquisition of a 51% interest in TerraForm Power, Inc. (“TerraForm Power”), the owner of a large scale, diversified portfolio of solar and wind assets located predominantly in the U.S., for a total net investment of $656 million. Brookfield Renewable’s total net investment is $203 million, giving it an approximate 16% interest.

Equity transactions

We completed a LP Unit offering at a price of C$42.15 per LP Unit. Concurrently, Brookfield Asset Management purchased LP Units in a private placement. The aggregate gross proceeds received were C$550 million ($422 million).

Subsidiary Borrowings

We completed the refinancing of a 360 MW hydroelectric portfolio in New England with a $475 million green bond. The proceeds were used to repay existing debt and to fund future growth initiatives.

Subsequent to the end of the quarter, we completed the following:

•         €78 million ($92 million) financing associated with a 47 MW portfolio of wind farms in Ireland

•         Pricing of a $305 million refinancing associated with an 872 MW portfolio of hydroelectric facilities in New York which is scheduled to close in the fourth quarter of 2017

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

PART 2 – FINANCIAL PERFORMANCE REVIEW

GENERATION AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED SEPTEMBER 30

The following chart reflects the actual and long-term average generation in GWh for the three months ended September 30:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	2,285	1,604	2,178	2,178	107	(574)	681
Canada	1,333	1,071	1,223	1,215	110	(144)	262
	3,618	2,675	3,401	3,393	217	(718)	943
Colombia	3,653	2,554	3,571	3,571	82	(1,017)	1,099
Brazil	971	1,060	1,170	1,114	(199)	(54)	(89)
	8,242	6,289	8,142	8,078	100	(1,789)	1,953
Wind
North America
United States	216	228	271	271	(55)	(43)	(12)
Canada	173	143	238	238	(65)	(95)	30
	389	371	509	509	(120)	(138)	18
Europe	242	318	238	296	4	22	(76)
Brazil	229	200	209	209	20	(9)	29
	860	889	956	1,014	(96)	(125)	(29)
Storage	85	129	-	-	85	129	(44)
Other	183	215	-	-	183	215	(32)
Total	9,370	7,522	9,098	9,092	272	(1,570)	1,848

Hydroelectric generation continued to be in line with the long-term average. Strong inflows in North America and Colombia, supplemented by our ability to draw on stored water, was marginally offset by drier conditions in Brazil.

Generation across our wind portfolio improved over the same period of the prior year. In North America, our wholly-owned Canadian assets performed ahead of prior year due to improved wind conditions. In Brazil, the portfolio continues to produce above long-term average generation. Our European portfolio benefitted from growth in the portfolio which was partially offset by lower wind conditions. The prior year included 82 GWh relating to the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides reconciliation to net loss for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Revenues	$608	$580
Other income	7	23
Share of cash earnings from equity-accounted investments	6	4
Direct operating costs	(243)	(275)
Adjusted EBITDA(1)	378	332
Management service costs	(21)	(16)
Interest expense – borrowings	(158)	(159)
Current income taxes	(15)	(8)
Distributions to preferred limited partners	(8)	(5)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(78)	(65)
Preferred equity	(7)	(6)
Funds From Operations(1)	91	73
Adjusted sustaining capital expenditures(2)	(17)	(17)
Adjusted Funds From Operations(1)	74	56
Add: cash portion of non-controlling interests	85	71
Add: distributions to preferred limited partners	8	5
Add: adjusted sustaining capital expenditures	17	17
Depreciation	(202)	(210)
Unrealized financial instruments loss	(14)	(4)
Share of non-cash loss from equity-accounted investments	(2)	(3)
Deferred income tax recovery	4	43
Other	(2)	6
Net loss	$(32)	$(19)

	Average FX rates to USD
C$	1.25	1.30
	€0.85	0.90
R$	3.16	3.25
	£0.76	0.76
COP	2,976	2,947

(1)       Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)       Based on long-term sustaining capital expenditure plans.

Revenues totaling $608 million represent an increase of $28 million over the same period of the prior year. Generation in line with the long-term average contributed $20 million to revenues. Stronger merchant power pricing in Brazil was partially offset by relatively lower realized power prices in North America and Colombia for a net contribution to revenues of $28 million. During the same period of the prior year, our hydroelectric and Co-gen assets in Ontario benefited from a settlement pertaining to the price escalator for power sold under power purchase agreements which contributed $20 million to revenues.

On a proportionate basis and excluding the contribution from the above settlement, the total average revenue per MWh decreased by $4 per MWh, primarily attributable to lower relative power prices realized in our Colombian portfolio.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Other Income totaling $7 million, represents a decrease of $16 million over the prior year where we benefitted from the gains on our marketable securities.

Direct operating costs totaling $243 million, represent a decrease of $32 million, primarily attributable to the reduction in power purchases in Colombia.

Management service costs totaling $21 million represent an increase of $5 million, attributable to the growth in our capitalization value from the increase in the market value of our LP Units and the issuances of LP Units and Preferred LP Units over the last twelve months.

Interest expense totaling $158 million represents a decrease of $1 million, as the lower interest expense due to lower amortizing debt balances was partially offset by the foreign exchange impact from the depreciation of the U.S. dollar.

Distributions to preferred limited partners totaling $8 million represent an increase of $3 million, resulting from the issuance of Preferred LP Units in the first quarter of 2017.

The cash portion of non-controlling interests totaling $85 million represents an increase of $14 million, driven by increased earnings from our partially-owned assets in Colombia and our Brazilian wind portfolio.

Funds From Operations totaling $91 million represent an increase of $18 million, primarily driven by the return to long-term average across the portfolio.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s chief operating decision maker (“CODM”) manages the business, evaluates financial results, and makes key operating decisions. See Note 5 - Segmented information in our unaudited interim consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2017
	North America
United States		Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	2,178	1,223	3,401	3,571	1,170	8,142
Generation (GWh) – actual	2,285	1,333	3,618	3,653	971	8,242
Revenues	$160	$83	$243	$195	$71	$509
Adjusted EBITDA(1)	92	61	153	105	52	310
Funds From Operations(1)	$37	$45	$82	$13	$37	$132

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	2,178	1,215	3,393	3,571	1,114	8,078
Generation (GWh) – actual	1,604	1,071	2,675	2,554	1,060	6,289
Revenues	$142	$63	$205	$206	$60	$471
Adjusted EBITDA(1)	66	45	111	90	45	246
Funds From Operations(1)	$13	$28	$41	$12	$28	$81

(1)            Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 – Cautionary Statements”.

North America

The portfolio generated 3,618 GWh which was above the long-term average of 3,401 GWh and an increase of 943 GWh as compared to the same period of the prior year. Generation across the portfolio returned to long-term average representing an improvement from the dry conditions experienced in the same period of the prior year.

Revenues totaling $243 million represent an increase of $38 million over the same period of the prior year. Higher volumes across the portfolio were partially offset by relatively lower realized pricing in the United States.

Funds From Operations totaling $82 million represent an increase of $41 million compared to the same period of the prior year, primarily driven by the increase in revenues and the deferral of certain direct operating costs to the fourth quarter of 2017.

Colombia

Improved hydrological conditions benefitted the portfolio resulting in generation of 3,653 GWh which was above the long-term average of 3,571 GWh and an increase of 1,099 GWh as compared to the same period of the prior year.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Revenues totaling $195 million represent a decrease of $11 million, over the same period of the prior year primarily attributable to relatively lower realized power prices being partially offset by higher generation.

Funds From Operations totaling $13 million represent an increase of $1 million compared to the same period of the prior year. The decrease in revenues was more than offset by the savings in direct operating costs due to lower fuel and power purchases.

Brazil

The portfolio generated 971 GWh which was below the long-term average of 1,170 GWh and a decrease of 89 GWh as compared to the same period of the prior year. Included in total generation is the 21 GWh contribution from the 25 MW facility commissioned in the first quarter of 2017.

We captured stronger merchant power pricing on our uncontracted energy which more than offset the lower generation and resulted in a net contribution of  $8 million to revenues.

Funds From Operations totaling $37 million represent an increase of $9 million compared to the same period of the prior year, primarily due to the increase in revenues.

WIND

The following table reflects the results of our operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2017
	North America
United States		Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	271	238	509	238	209	956
Generation (GWh) – actual	216	173	389	242	229	860
Revenues	$25	$15	$40	$22	$24	$86
Adjusted EBITDA(1)	17	11	28	11	22	61
Funds From Operations(1)	$6	$5	$11	$-	$7	$18
(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	271	238	509	296	209	1,014
Generation (GWh) – actual	228	143	371	318	200	889
Revenues	$26	$16	$42	$30	$11	$83
Adjusted EBITDA(1)	17	12	29	16	10	55
Funds From Operations(1)	$6	$5	$11	$4	$3	$18

(1)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

North America

Wind conditions were below long-term average across the portfolio due to lower wind resources, despite the high availability of our facilities. Over the same period of the prior year, generation at our Canadian facilities benefitted from stronger wind conditions. The portfolio generated 389 GWh which was below the long-term average of 509 GWh and an increase of 18 GWh as compared to the same period of the prior year.

Revenues and Funds From Operations totaling $40 million and $11 million, respectively, were in line with the same period of the prior year.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Europe

Wind conditions in Ireland were weaker than in the same period of prior year, but ahead of the long-term average. Prior year generation included 82 GWh provided by the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017. During the quarter, we benefitted from the incremental contribution of 19 GWh derived from a full quarter’s generation from our facilities commissioned in 2016 and 2017.

Revenues totaling $22  million represent a decrease of $8 million, primarily due to the 137 MW wind facility sold during the first quarter of 2017 that contributed $11  million and $3 million in revenues and Funds From Operations, respectively.

Funds From Operations of $nil represent a decrease of $4 million.

Brazil

Stronger wind conditions across the portfolio resulted in generation remaining above long-term average and also higher than the same period of the prior year.

Revenues totaling $24 million represent an increase of $13 million, primarily attributable to stronger generation and higher realized power prices as our portfolio leveraged an auction mechanism in the Brazilian power market to secure more favorably priced contracts for the remainder of the current year.

Funds From Operations totaling $7 million represent an increase of $4 million, as the increase in revenues was partially offset by the cash earnings attributable to minority interests.

STORAGE AND OTHER

Following the investment in First Hydro and as we continue to build out our storage business, storage will be presented on a standalone basis as the revenue streams are derived primarily from ancillary services and not generation revenues. The Storage segment will now include our pumped storage facility in North America, previously included in the Hydroelectric segment. See “Part 8 – Presentation to Stakeholders and Performance Measurement – Performance Measurement”.

Our pumped storage and biomass facilities performed in line with the expectation and cumulatively contributed $6 million to Funds From Operations which is a $2 million increase over the same period of the prior year. Included in Funds From Operations is a full period’s contribution of our recently commissioned biomass facility which contributed $1 million.

During the same period of the prior year, our Co-gen assets in Ontario benefited from a settlement pertaining to the price escalator for power sold under power purchase agreements which contributed $18 million to revenues and Funds From Operations.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

GENERATION AND FINANCIAL REVIEW FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

The following chart reflects the actual and long-term average generation in GWh for the nine months ended September 30:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	9,258	7,523	9,057	8,707	201	(1,184)	1,735
Canada	4,570	4,149	3,959	3,956	611	193	421
	13,828	11,672	13,016	12,663	812	(991)	2,156
Colombia	11,217	6,966	10,588	9,333	629	(2,367)	4,251
Brazil	3,089	3,168	3,468	3,455	(379)	(287)	(79)
	28,134	21,806	27,072	25,451	1,062	(3,645)	6,328
Wind
North America
United States	670	732	894	894	(224)	(162)	(62)
Canada	766	649	854	854	(88)	(205)	117
	1,436	1,381	1,748	1,748	(312)	(367)	55
Europe	914	1,067	925	1,073	(11)	(6)	(153)
Brazil	491	462	391	391	100	71	29
	2,841	2,910	3,064	3,212	(223)	(302)	(69)
Storage	200	322	-	-	200	322	(122)
Other	297	305	-	-	297	305	(8)
Total	31,472	25,343	30,136	28,663	1,336	(3,320)	6,129

The hydroelectric portfolio continued to benefit from stronger hydrological conditions resulting in a return to long-term averages. In North America and Colombia, we have benefitted from hydrological conditions that are ahead of long-term averages. Lower volumes in Brazil are a result of drier conditions. The portfolio generated 28,134 GWh, with the growth in our portfolio contributing 1,744 GWh.

The wind portfolio continued to perform in line with the prior year. In North America and Brazil, we benefitted from stronger wind conditions compared to the same period of the prior year. In Europe, the portfolio performed in line with long-term averages. The negative variance to the same period of the prior year was primarily driven by the sale of the 137 MW wind portfolio in the first quarter of 2017 that had contributed 180 GWh in the third quarter of 2016. The growth in our portfolio contributed 43 GWh.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides reconciliation to net income for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Revenues	$1,968	$1,881
Other income	25	55
Share of cash earnings from equity-accounted investments	11	8
Direct operating costs	(716)	(780)
Adjusted EBITDA(1)	1,288	1,164
Management service costs	(58)	(46)
Interest expense – borrowings	(477)	(447)
Current income taxes	(27)	(20)
Distributions to preferred limited partners	(21)	(11)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(248)	(256)
Preferred equity	(19)	(19)
Funds From Operations(1)	438	365
Adjusted sustaining capital expenditures(2)	(51)	(50)
Adjusted Funds From Operations(1)	387	315
Add: cash portion of non-controlling interests	267	275
Add: distributions to preferred limited partners	21	11
Add: adjusted sustaining capital expenditures	51	50
Depreciation	(600)	(593)
Unrealized financial instruments loss	(40)	(6)
Share of non-cash loss from equity-accounted investments	(8)	(7)
Deferred income tax (expense) recovery	(17)	2
Other	19	(6)
Net income	$80	$41
	Average FX rates to USD
C$	1.31	1.32
	€0.90	0.90
R$	3.17	3.55
	£0.78	0.72
COP	2,939	3,058

(1)       Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)       Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Revenues totaling $1,968 million represent an increase of $87 million over the prior year.

Relatively lower realized prices across the U.S. and Colombian hydroelectric portfolios were partially offset by the increase in generation across our portfolio and higher spot prices captured on our uncontracted generation in Brazil, resulting in a net impact to revenues of $20 million.

A full period’s contribution from the recent growth in our portfolio contributed an incremental $100 million to revenues. Included in the same period of the prior year, was $19 million in revenues relating to the Irish wind facility disposed during the first quarter of 2017.

The depreciation of the U.S. dollar increased revenues by $46 million but caused an offsetting impact to operating and borrowing costs for a net contribution to Funds From Operations of $9 million. Other income decreased primarily due to the $22 million gain realized on the settlement of foreign currency hedging contracts in the prior year.

During the same period of the prior year, our hydroelectric and Co-gen assets in Ontario benefitted from a settlement pertaining to the price escalator for power sold under power purchase agreements which contributed $20 million to revenues.

Direct operating costs totaling $716 million represent a decrease of $64 million. The decrease was primarily attributable to the reduction in power purchases in Colombia and the successful recovery of excess property taxes paid in the previous years at one of our Canadian hydroelectric facilities. Incremental direct operating costs of $39 million relate to a full period’s impact from the growth in our portfolio.

Management service costs totaling $58 million represent an increase of $12 million, primarily attributable to the growth in our capitalization value due to the increase in the market value of our LP Units and from the issuances of LP Units, Preferred LP Units and corporate medium-term notes over the last twelve months.

Interest expense totaling $477 million represents an increase of $30 million. The increase attributable to the growth in our portfolio is $23 million. The remaining increase is attributable to project level re-financings.

Distributions to preferred limited partners totaling $21 million represent an increase of $10 million, attributable to the Preferred LP units issued in the current year and in May 2016.

The cash portion of non-controlling interests totaling $267 million represents a decrease of $8 million, primarily attributable to lower Funds from Operations at partially owned assets.

Funds From Operations was $438 million ($1.44 per Unit) for nine months ended September 30, 2017 compared with $365 million ($1.16 per Unit) for the same period of 2016.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

SEGMENTED RESULTS

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2017
	North America
United States		Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	9,057	3,959	13,016	10,588	3,468	27,072
Generation (GWh) – actual	9,258	4,570	13,828	11,217	3,089	28,134
Revenues	$600	$282	$882	$583	$211	$1,676
Adjusted EBITDA(1)	399	230	629	305	161	1,095
Funds From Operations(1)	$206	$180	$386	$38	$115	$539

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	8,707	3,956	12,663	9,333	3,455	25,451
Generation (GWh) – actual	7,523	4,149	11,672	6,966	3,168	21,806
Revenues	$559	$248	$807	$601	$158	$1,566
Adjusted EBITDA(1)	349	216	565	272	116	953
Funds From Operations(1)	$153	$167	$320	$33	$71	$424

(1)            Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

North America

The portfolio generated 13,828 GWh which was above the long-term average of 13,016 GWh and an increase of 2,156 GWh as compared to the same period of the prior year. Generation across the portfolio returned to long-term average due to improved hydrological conditions. Included in total generation is the incremental contribution of 399 GWh from a full period’s generation at our 296 MW portfolio in Pennsylvania acquired in the second quarter of 2016.

Revenues totaling $882 million represent an increase of $75 million over the same period of the prior year. Higher volumes were partially offset by relatively lower realized prices resulting in a net contribution of $57 million to revenues. Included in total revenues is the incremental contribution of $18 million from a growth in the portfolio.

In the prior year, included in Other income, we benefitted from $22 million in hedging gains resulting from our ongoing foreign currency hedging program.

Funds From Operations totaling $386 million represent an increase of $66 million, primarily attributable to the increase in revenues, deferral of certain direct operating costs to the fourth quarter of 2017, and the successful recovery of $8 million of excess property taxes, paid in the previous years, at one of our Canadian hydroelectric facilities.

Colombia

Our portfolio continues to see improved hydrological conditions resulting in generation of 11,217 GWh which was above the long-term average of 10,588 GWh and an increase of 4,251 GWh as compared to the same period of the prior year where we experienced drier conditions. The incremental generation associated with a full period’s contribution was 1,272 GWh.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Revenues totaling $583 million represent a decrease of $18 million over the same period of the prior year. Generated volumes in line with long-term average and a full period’s contribution from growth were offset by lower merchant power prices resulting in a net impact to revenues of $39 million.

The depreciation of the U.S. dollar, compared to the same period of the prior year, contributed $21 million to revenues but also affected operating costs, borrowing costs, current income taxes, and the cash portion of non-controlling interests for a $1 million net contribution to Funds From Operations.

Funds From Operations totaling $38 million represent an increase of $5 million, as the impact from lower realized pricing was entirely offset by savings in power and fuel purchases over the same period of the prior year.

Brazil

The portfolio generated 3,089 GWh which was below the long-term average of 3,468 GWh and a decrease of 79 GWh as compared to the same period of the prior year. Included in total generation is the 73 GWh contribution from the 25 MW facility commissioned in the first quarter of 2017.

Revenues totaling $211 million represent an increase of $53 million over the same period of the prior year. The portfolio captured relatively higher spot prices from our uncontracted generation which was partly offset by lower generation, resulting in a net contribution of $31 million to revenues. Included in total revenues is a $5 million contribution from the recently commissioned 25 MW facility.

The depreciation of the U.S. dollar contributed $17 million in revenues but also affected operating and borrowing costs for a net contribution of $6 million to Funds From Operations.

Funds From Operations totaling $115 million represent an increase of $44 million.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

WIND

The following table reflects the results of our wind operations for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2017
	North America
United States		Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	894	854	1,748	925	391	3,064
Generation (GWh) – actual	670	766	1,436	914	491	2,841
Revenues	$73	$70	$143	$80	$44	$267
Adjusted EBITDA(1)	49	57	106	48	40	194
Funds From Operations(1)	$14	$38	$52	$9	$11	$72
(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	894	854	1,748	1,073	391	3,212
Generation (GWh) – actual	732	649	1,381	1,067	462	2,910
Revenues	$86	$68	$154	$101	$24	$279
Adjusted EBITDA(1)	60	55	115	61	21	197
Funds From Operations(1)	$20	$35	$55	$15	$4	$74

(1)            Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

North America

The portfolio generated 1,436 GWh, below the long-term average of 1,748 GWh and an increase of 55 GWh as compared to the same period of the prior year. Generation continues to be below long-term average, despite high availability of our facilities, primarily due to lower wind resources. Over the same period of the prior year, generation at our Canadian facilities improved due to stronger wind conditions.

Revenues totaling $143 million represent a decrease of $11 million. Our portfolio has been impacted by lower generation in the United States and in the same period of the prior year, we received $6 million in proceeds from a wake impact agreement with neighboring wind facilities in California.

Funds From Operations totaling $52 million represent a decrease of $3 million as the impact to Funds From Operations of lower revenues in the United States was mitigated by our proportionate interests in the portfolio.

Europe

The portfolio generated 914 GWh, consistent with the long-term average of 925 GWh and a decrease of 153 GWh as compared to the same period of the prior year. Included in total generation is the incremental contribution from a full quarter’s generation of 43 GWh from our facilities commissioned over the last twelve months. Generation in the same period of the prior year included 180 GWh relating to the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017.

Revenues totaling $80  million represent a decrease of $21 million. Lower generation and lower realized merchant prices on our uncontracted volumes impacted revenues by $6 million. The 137 MW wind facility sold during the first quarter of 2017 had contributed $19  million in revenues in the prior year. Included in total revenues is the incremental contribution of $4 million from the recently commissioned facilities.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Funds From Operations totaling $9  million represent a decrease of $6 million, primarily due to the decrease in revenues.

Brazil

The portfolio generated 491 GWh, which was above the long-term average of 391 GWh and also higher as compared to the same period of the prior year.

Revenues totaling $44 million represent an increase of $20 million compared to the same period of the prior year, primarily attributable to the higher realized power prices as our portfolio leveraged an auction mechanism in the Brazilian power market to secure more favorably priced contracts for the year.

Funds From Operations totaling $11 million represent an increase of $7 million compared to the prior year, representing our proportionate share of the increase in revenues.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

CONTRACT PROFILE

We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.

In Brazil and Colombia we also expect power prices will continue to be supported by the need to build new supply over the medium to long term to serve growing demand. In these markets contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium term.

The following table sets out our contracts over the next five years for generation output in North America and Europe, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward.

FOR THE YEAR ENDED DECEMBER 31	Balance of 2017	2018	2019	2020	2021
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	1,826	6,963	6,920	6,306	6,098
Canada	1,192	5,051	5,051	3,584	3,091
	3,018	12,014	11,971	9,890	9,189
Wind
North America
United States	96	511	511	511	511
Canada	343	1,197	1,197	1,197	1,197
	439	1,708	1,708	1,708	1,708
Europe	134	458	458	404	398
	573	2,166	2,166	2,112	2,106
Contracted on a proportionate basis	3,591	14,180	14,137	12,002	11,295
Uncontracted on a proportionate basis	240	1,535	1,578	3,713	4,420
Long-term average on a proportionate basis(3)	3,831	15,715	15,715	15,715	15,715
Non-controlling interests	1,418	5,766	5,766	5,766	5,766
Total long-term average	5,249	21,481	21,481	21,481	21,481

Contracted generation - as at September 30, 2017
% of total generation on a proportionate basis	94%	90%	90%	76%	72%

Price per MWh - total generation on a
proportionate basis	$71	$75	$76	$80	$82

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract. In the years 2018-2021, on a proportionate basis, there is 38 GWh contributed from assets under construction that meet the aforementioned conditions.

(2)            Includes generation of 297 GWh for 2017, 657 GWh for 2018 and 614 GWh for 2019 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets and our share of assets we manage.

Our North American portfolio has a weighted-average remaining contract duration of 21 years (on a proportionate basis). Over the next five years, three contracts at our hydroelectric facilities are expiring, including one in 2020 with annual long-term average of 1,467 GWh (on a proportionate basis) and two in 2021 with aggregate annual generation of 850 GWh (on a proportionate basis). We expect on average to

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

recontract expiring contracts at levels equal to or greater than the rates of the expiring contracts. The majority of the expiring contracts are in line with current merchant prices.

In our Brazilian and Colombian portfolios, we have a weighted-average remaining duration on our contracts of 8 years and 2 years (on a proportionate basis), respectively. We continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.

In our European wind portfolio, we have a weighted-average remaining duration of 9 years (on a proportionate basis).

The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The overall composition of our contracted generation on a proportionate basis under power purchase agreements is comprised of Brookfield (46%), public power authorities (19%), distribution companies (18%) and industrial users (17%).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

PART 3 - liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis.

The following table summarizes the total capitalization and debt to total capitalization using book values:

	Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016
Credit facilities(1)	$259	$673
Corporate borrowings(2)	1,678	1,556
Subsidiary borrowings(3)	8,059	7,953
Long-term indebtedness	9,996	10,182
Deferred income tax liabilities, net of deferred income tax assets	3,744	3,652
Equity	12,987	12,672
Total capitalization	$26,727	$26,506
Debt to total capitalization	37%	38%

(1)       Comprised of $188 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable and $71 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

(2)       Amounts are unsecured and guaranteed by Brookfield Renewable.

(3)       Asset-specific, non-recourse borrowings secured against the assets of certain Brookfield Renewable subsidiaries.

Credit facility draws have decreased by $414 million to $259 million since December 31, 2016. The decrease is primarily attributable to the repayments provided by the net proceeds received from the Preferred LP Unit and LP Unit issuances in 2017.

The strengthening of the Canadian dollar, against the U.S. dollar during the nine months ended September 30, 2017, resulted in an increase in corporate borrowings of $122 million from December 31, 2016.

Available liquidity

The following table summarizes the available liquidity:

	As of the date	Sep 30	Dec 31
(MILLIONS)	of report(1)	2017(2)	2016
Consolidated cash and cash equivalents	$143	$143	$223
Less: cash and cash equivalents attributable to
participating non-controlling interests in operating subsidiaries	(65)	(65)	(135)
Brookfield Renewable's share of cash and cash equivalents	78	78	88
Available-for-sale securities	114	172	136
Credit facilities
Authorized credit facilities	2,090	2,090	1,890
Draws on credit facilities	(433)	(188)	(673)
Issued letters of credit	(199)	(199)	(250)
Available portion of credit facilities	1,458	1,703	967
Available liquidity	$1,650	$1,953	$1,191

(1)         Reflects completion of TerraForm Power acquisition that occurred subsequent to the quarter end and the repayment of $71 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

(2)         Draws were comprised of $188 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable. Excludes $71 million borrowed under the subscription credit facility.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment-grade basis. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on subsidiary borrowings and proceeds from the issuance of various securities through public markets.

Credit facilities and subsidiary borrowings

During the nine months ended September 30, 2017 we completed the following financing activities:

•          Extended the maturity by one year to June 2022 for $1.6 billion in corporate credit facilities

•          Increased the unsecured revolving credit facility provided by Brookfield Asset Management from $200 million to $400 million

•          Refinanced $65 million associated with a 44 MW hydroelectric portfolio in New England

•         Financed $60 million associated with a 417 MW hydroelectricity facility in Pennsylvania

•          Refinanced C$55 million ($43 million) associated with a 17 MW hydroelectric portfolio in Quebec

•          Refinanced $11 million associated with a 11 MW wind asset in Arizona

•          Refinanced $350 million of debt associated with a 360 MW hydroelectric portfolio in New England, with the issuance of a $475 million, 15-year interest only green bond and a 4-year $25 million letter of credit facility

Subsequent to the end of the quarter, we completed the following:

•         €78 million ($92 million) financing associated with a 47 MW portfolio of wind farms in Ireland

•         Pricing of a $305 million refinancing associated with an 872 MW portfolio of hydroelectric facilities in New York which is scheduled to close in the fourth quarter of 2017

The following table summarizes our undiscounted principal repayments as at September 30, 2017:

(MILLIONS)	Balance of 2017	2018	2019	2020	2021	Thereafter	Total
Principal repayments
Corporate borrowings and
credit facilities	71	160	-	361	188	1,163	$1,943
Subsidiary borrowings
Hydro	390	202	369	1,016	828	3,666	6,471
Wind	62	102	107	114	115	1,114	1,614
Other	1	3	2	2	2	31	41
	524	467	478	1,493	1,133	5,974	10,069
Equity-accounted investments	2	6	5	6	6	411	436
							$10,505

Subsidiary borrowings maturing in 2017 are expected to be refinanced or repaid at or in advance of maturity. We expect to source, consistent with our financing strategy, long-term, fixed rate, interest only debt that would increase the average term and reduce the average interest rate of our project debt portfolio. The 2017 repayments include $305 million associated with operating assets within our New York hydroelectric portfolio with the remainder being normal course amortization.

Following the quarter end, we priced the refinancing of the $305 million loan secured against our New York hydroelectric portfolio. The loan will close concurrent with the maturity of the existing debt in December 2017. As a result of this, the refinancing of our material 2017 maturities are now substantially complete. We were able to source debt throughout 2017 in a manner consistent with our financing

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

strategy, long-term, fixed rate, interest only debt that increased the average term and reduced the average long term interest rate of our project debt portfolio.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2021 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Sep 30	Dec 31	Sep 30	Dec 31
	2017	2016	2017	2016
Corporate borrowings	6.6	7.4	4.5	4.5
Credit facilities	4.8	4.5	2.5	1.9
Subsidiary borrowings	9.2	9.0	6.1	6.4

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the unaudited interim consolidated statements of cash flows:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Cash flow provided by (used in):
Operating activities	$204	$170	$746	$534
Financing activities	138	(83)	(402)	2,661
Investing activities	(379)	(67)	(430)	(3,052)
Foreign exchange gain on cash	6	2	6	26
(Decrease) increase in cash and cash equivalents	$(31)	$22	$(80)	$169

Cash and cash equivalents as at September 30, 2017 totaled $143 million, representing a decrease of $80 million since December 31, 2016.

Operating Activities

Cash flows provided by operating activities totaling $204 million for the third quarter of 2017 represent a year-over-year increase of $34 million, primarily attributable to increase in Funds From Operations and change in working capital balances.

Cash flows provided by operating activities totaling $746 million for the nine months ended September 30, 2017 represent a year-over-year increase of $212 million, primarily attributable to change in working capital balances and increase in Funds From Operations.

Financing Activities

Cash flows provided by financing activities totaled $138 million for the third quarter of 2017. The issuance of LP units resulted in net proceeds of $411 million. Long-term debt – borrowings totaled $500 million and long-term debt – repayments totaled $709 million. The net repayments of $209 million were primarily related to the use of net proceeds from the LP Unit issuance applied against our credit facilities and up-financing proceeds from our $475 million green bond associated with a 360 MW hydroelectric portfolio in New England. The capital provided by participating non-controlling interests – in operating subsidiaries of $232 million related primarily to the investment in First Hydro and acquisition of Shantavny.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

For the three months ended September 30, distributions paid to unitholders of Brookfield Renewable or BRELP were $151 million (2016: $136 million). The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $145 million (2016: $42 million).

Cash flows used in financing activities totaled $402 million for the nine months ended September 30, 2017. The issuance of LP units and Preferred LP units resulted in a total net proceeds of $598 million. Long-term debt – borrowings totaled $799 million and long-term debt – repayments totaled $1,171 million. The net repayments of $372 million were primarily related to the use of net proceeds from the LP Unit and Preferred LP Unit issuances applied against our credit facilities. The capital provided by participating non-controlling interests – in operating subsidiaries of $281 million relate primarily to the investment in First Hydro and acquisition of Shantavny.

For the nine months ended September 30, 2017, distributions paid to unitholders of Brookfield Renewable or BRELP were $440 million (2016: $386 million). We increased our distributions to $1.87 per LP Unit, an increase of 9 cents per LP Unit which took effect in the first quarter of 2017. The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $428 million (2016: $100 million).

Investing Activities

Cash flows used in investing activities for the third quarter of 2017 totaled $379 million. Our investment in First Hydro and acquisition of Shantavny totaled $280 million. Our investments in the development of power generating assets and sustainable capital expenditures were $67 million and $39 million, respectively. Net proceeds from available-for-sale securities amounted to $9 million.

Cash flows used in investing activities for the nine months ended September 30, 2017 totaled $430 million. Our investment in First Hydro and acquisition of Shantavny totaled $280 million. Our investments in the development of power generating assets and sustaining capital expenditures were $156 million and $90 million, respectively. Our investment in available-for-sale securities amounted to $30 million. Net proceeds from the sale of the 137 MW wind facilities in Ireland were $150 million.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

SHARES AND UNITS OUTSTANDING

Shares and units outstanding are as follows:

	Sep 30, 2017	Dec 31, 2016
Class A Preference Shares
Balance, beginning of year	31,035,967	33,921,463
Preference Shares exchanged for Preferred LP Units	-	(2,885,496)
Balance, end of period/year	31,035,967	31,035,967
Class A Preferred LP Units
Balance, beginning of year	17,885,496	7,000,000
Issuance of Preferred LP Units	10,000,000	8,000,000
Preference Shares exchanged for Preferred LP Units	-	2,885,496
Balance, end of period/year	27,885,496	17,885,496

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	166,839,324	143,188,170
Issuance of LP Units	13,247,000	23,352,208
Distribution reinvestment plan	229,553	298,946
Balance, end of period/year	180,315,877	166,839,324

Total LP Units on a fully-exchanged basis(1)	309,974,500	296,497,947

(1)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

DIVIDENDS AND DISTRIBUTIONS

Dividends and distributions declared and paid are as follows:

	Declared		Paid		Declared		Paid
	Three months ended Sep 30				Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016	2017	2016	2017	2016
Class A Preference Shares	$7	$6	$7	$6	$19	$19	$19	$19
Class A Preferred LP Units	$8	$5	$8	$4	$21	$11	$19	$8
Participating non-controlling
interests - in operating subsidiaries	$130	$32	$130	$32	$390	$73	$390	$73

GP interest and Incentive distributions	$9	$6	$9	$6	$26	$18	$25	$17
Redeemable/Exchangeable partnership units	$60	$58	$61	$58	$183	$175	$182	$173
LP Units	$86	$74	$81	$72	$243	$206	$233	$196

Contractual obligations

Please see Note 17 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:

•          Commitments  –  Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects

•          Contingencies  –  Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit

•         Guarantees  – Nature of all the indemnification undertakings

Off-STATEMENT OF FINANCIAL POSITION Arrangements

Brookfield Renewable has no off-statement of financial position financing arrangements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

PART 4 - ADDITIONAL FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

	Sep 30	Dec 31
(MILLIONS)	2017	2016
Current assets	$804	$907
Property, plant and equipment, at fair value	25,346	25,257
Goodwill	916	896
Total assets	28,025	27,737

Long-term debt and credit facilities	9,996	10,182
Deferred income tax liabilities	3,911	3,802
Total liabilities	15,038	15,065
Total equity	12,987	12,672
Total liabilities and equity	28,025	27,737

Our balance sheet remains strong and reflects the stable nature of the business and the integration of recent growth.

property, plant and equipment

The fair value of property, plant and equipment totaled $25.3 billion as at September 30, 2017 consistent with December 31, 2016. During the nine months ended September 30, 2017, amounts capitalized related to the development and construction of power generating assets totaled $241 million and acquisition of Shantavny totaled $37 million. The 137 MW wind portfolio disposed in the first quarter of this year had a fair value of $338 million. The signing of a definitive construction agreement for a wind development project in Ireland allowed us to determine the project’s fair value. Accordingly, work in progress associated with this project was revalued resulting in an increase in fair value of $11 million. The depreciation of the U.S. dollar increased the fair value of property, plant and equipment by $748 million. We also recognized depreciation expense of $600 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

See Note 11 – Property, plant and equipment, at fair value in our December 31, 2016 audited consolidated financial statements for information on the fair value revaluation assumptions used and sensitivity analysis.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 26 - Related Party Transactions in our December 31, 2016 audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Debt Fund (“Private Funds”), in which they provide Brookfield Renewable with access to short-term financing using the Private Funds’ credit facilities.

During the period, the committed unsecured revolving credit facility provided by Brookfield Asset Management was increased to $400 million. Brookfield Asset Management had placed funds on deposit with Brookfield Renewable in the amount of $140 million during the first quarter of the current year, which was repaid prior to the end of the first quarter. The interest expense on the draws from the credit facility and the deposit totaled $1 million.

In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. An amount of $8 million has been paid relating to the commissioning of a 25 MW hydroelectric facility in Brazil.

The following table reflects the related party agreements and transactions on the unaudited interim consolidated statements of (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Revenues
Power purchase and revenue agreements	$132	$95	$458	$414
Wind levelization agreement	3	1	6	6
	$135	$96	$464	$420
Direct operating costs
Energy purchases	$(1)	$(2)	$(6)	$(3)
Energy marketing fee	(6)	(6)	(18)	(17)
Insurance services	(4)	(5)	(14)	(15)
	$(11)	$(13)	$(38)	$(35)
Management service costs	$(21)	$(16)	$(58)	$(46)

EQUITY

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Incentive distributions of $7 million and $22 million, respectively were accrued during the three and nine months ended September 30, 2017 (2016: $4 million and $14 million).

Preferred limited partners’ equity

On February 14, 2017, Brookfield Renewable issued 10,000,000 Class A, Series 11 Preferred Limited Partnership Units (the “Series 11 Preferred LP Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($190 million). The holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.82%, and (ii) 5.00%.

The holders of Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Class A Preferred LP Units, Series 12 (the “Series 12 Preferred Units”), subject to certain conditions on April 30, 2022 and on April 30 every five years thereafter. The holders of Series 12 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.82%.

The Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2017, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

Limited partners’ equity

On July 6, 2017, Brookfield Renewable completed the issuance of 8,304,000 non-voting LP Units on a bought deal basis at a price of C$42.15 per LP Unit for gross proceeds of C$350 million ($271 million). Concurrently, Brookfield Asset Management purchased 4,943,000 LP Units at the offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was C$550 million ($422 million). Brookfield Renewable incurred C$15 million ($11 million) in related transaction costs inclusive of fees paid to underwriters.

Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

PART 5 - PROPORTIONATE INFORMATION

GENERATION AND FINANCIAL REVIEW BY SEGMENTS

The following table reflects the actual and long-term average generation for the three months ended September 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	1,594	1,157	1,468	1,475	126	(318)	437
Canada	1,306	1,036	1,186	1,181	120	(145)	270
	2,900	2,193	2,654	2,656	246	(463)	707
Colombia	881	644	861	900	20	(256)	237
Brazil	802	882	978	930	(176)	(48)	(80)
	4,583	3,719	4,493	4,486	90	(767)	864
Wind
North America
United States	112	118	140	140	(28)	(22)	(6)
Canada	173	143	238	238	(65)	(95)	30
	285	261	378	378	(93)	(117)	24
Europe	96	126	95	117	1	9	(30)
Brazil	95	83	87	87	8	(4)	12
	476	470	560	582	(84)	(112)	6
Storage	42	65	-	-	42	65	(23)
Other	97	141	-	-	97	141	(44)
Total	5,198	4,395	5,053	5,068	145	(673)	803
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended September 30:
											Non-controll-
											ing interests
											and
	Attributable to Unitholders										preferred
	Hydroelectric			Wind			Storage	Other	Corporate	Total	limited	2017	2016
	North			North							partners'
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil					equity(1)
Revenues	201	47	59	30	9	10	-	6	-	362	246	608	580
Other income	1	-	4	-	-	-	-	-	-	5	2	7	23
Share of cash earnings from										-
equity-accounted investments	-	-	1	-	1	-	3	-	-	5	1	6	4
Direct operating costs	(74)	(22)	(22)	(9)	(6)	(1)	-	(3)	(6)	(143)	(100)	(243)	(275)
Adjusted EBITDA(2)	128	25	42	21	4	9	3	3	(6)	229	149	378	332
Management service costs	-	-	-	-	-	-	-	-	(21)	(21)	-	(21)	(16)
Interest expense - borrowings	(46)	(10)	(2)	(10)	(3)	(2)	-	-	(23)	(96)	(62)	(158)	(159)
Current income taxes	-	(2)	(3)	-	(1)	-	-	-	-	(6)	(9)	(15)	(8)
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	(8)	(8)	-	(8)	(5)
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	-	(78)	(78)	(65)
Preferred equity	-	-	-	-	-	-	-	-	(7)	(7)	-	(7)	(6)
Funds From Operations(2)	82	13	37	11	-	7	3	3	(65)	91	-	91	73
Depreciation	(54)	(8)	(35)	(21)	(5)	(2)	-	(5)	-	(130)	(72)	(202)	(210)
Unrealized financial instrument loss	-	(2)	-	-	(9)	-	-	-	1	(10)	(4)	(14)	(4)
Share of non-cash loss from equity-
accounted investments	-	-	(1)	-	-	-	(1)	-	-	(2)	-	(2)	(3)
Deferred income tax recovery	13	(3)	1	(10)	2	-	-	-	7	10	(6)	4	43
Other	(6)	1	(1)	(1)	11	1	-	2	(9)	(2)	-	(2)	6
Cash portion of participating
non-controlling interests	-	-	-	-	-	-	-	-	-	-	78	78	65
Preferred equity	-	-	-	-	-	-	-	-	-	-	7	7	6
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	-	8	8	5
Net loss	35	1	1	(21)	(1)	6	2	-	(66)	(43)	11	(32)	(19)

(1)         Attributable to participating non-controlling interests, preferred equity and preferred limited partners’ equity.

(2)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

The following table reconciles net loss attributable to Limited partners’ equity and loss per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the three months ended September 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016
Net loss attributable to:
Limited partners' equity	$(24)	$(18)	$(0.14)	$(0.12)
General partnership interest in a holding
subsidiary held by Brookfield	(1)	-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	(18)	(15)	-	-
Net loss attributable to Unitholders	$(43)	$(33)	$(0.14)	$(0.12)
Depreciation	130	137	0.42	0.46
Unrealized financial instruments loss	10	5	0.03	0.02
Share of non-cash loss from equity-accounted investments	2	3	0.01	0.01
Deferred income tax recovery	(10)	(35)	(0.03)	(0.12)
Other	2	(4)	-	(0.01)
Funds From Operations(1)	$91	$73	$0.29	$0.24
Weighted average Units outstanding(2)			311.83	298.98

(1)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)         Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

GENERATION AND FINANCIAL REVIEW BY SEGMENTS

The following table reflects the actual and long-term average generation for the nine months ended September 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	6,383	5,324	6,055	5,976	328	(652)	1,059
Canada	4,483	4,047	3,861	3,859	622	188	436
	10,866	9,371	9,916	9,835	950	(464)	1,495
Colombia	2,705	1,495	2,553	2,005	152	(510)	1,210
Brazil	2,559	2,627	2,896	2,870	(337)	(243)	(68)
	16,130	13,493	15,365	14,710	765	(1,217)	2,637
Wind
North America
United States	351	368	472	472	(121)	(104)	(17)
Canada	766	649	854	854	(88)	(205)	117
	1,117	1,017	1,326	1,326	(209)	(309)	100
Europe	362	422	367	424	(5)	(2)	(60)
Brazil	204	192	163	163	41	29	12
	1,683	1,631	1,856	1,913	(173)	(282)	52
Storage	100	161	-	-	100	161	(61)
Other	165	203	-	-	165	203	(38)
Total	18,078	15,488	17,221	16,623	857	(1,135)	2,590
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the nine months ended September 30:
											Non-controll-
											ing interests
											and
	Attributable to Unitholders										preferred
	Hydroelectric			Wind			Storage	Other	Corporate	Total	limited	2017	2016
	North			North							partners'
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil					equity(1)
Revenues	725	140	175	109	33	19	-	13	-	1,214	754	1,968	1,881
Other income	1	2	10	-	-	-	-	-	1	14	11	25	55
Share of cash earnings from
equity-accounted investments	1	-	3	-	1	-	5	-	-	10	1	11	8
Direct operating costs	(207)	(69)	(53)	(26)	(15)	(3)	-	(11)	(17)	(401)	(315)	(716)	(780)
Adjusted EBITDA(2)	520	73	135	83	19	16	5	2	(16)	837	451	1,288	1,164
Management service costs	-	-	-	-	-	-	-	-	(58)	(58)	-	(58)	(46)
Interest expense - borrowings	(135)	(32)	(12)	(31)	(9)	(5)	-	-	(66)	(290)	(187)	(477)	(447)
Current income taxes	1	(3)	(8)	-	(1)	-	-	-	-	(11)	(16)	(27)	(20)
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	(21)	(21)	-	(21)	(11)
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	-	(248)	(248)	(256)
Preferred equity	-	-	-	-	-	-	-	-	(19)	(19)	-	(19)	(19)
Funds From Operations(2)	386	38	115	52	9	11	5	2	(180)	438	-	438	365
Depreciation	(163)	(24)	(104)	(62)	(15)	(6)	-	(13)	-	(387)	(213)	(600)	(593)
Unrealized financial instrument loss	(1)	(3)	-	-	(17)	-	-	-	(11)	(32)	(8)	(40)	(6)
Share of non-cash loss from equity-
accounted investments	(1)	-	(3)	-	-	-	(4)	-	-	(8)	-	(8)	(7)
Deferred income tax (expense) recovery	(5)	(9)	3	13	5	-	-	-	(1)	6	(23)	(17)	2
Other	(13)	11	(7)	1	8	2	-	4	(12)	(6)	25	19	(6)
Cash portion of participating
non-controlling interests	-	-	-	-	-	-	-	-	-	-	248	248	256
Preferred equity	-	-	-	-	-	-	-	-	-	-	19	19	19
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	-	21	21	11
Net income	203	13	4	4	(10)	7	1	(7)	(204)	11	69	80	41

(1)         Attributable to participating non-controlling interests, preferred equity and preferred limited partners’ equity.

(2)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

The following table reconciles net income (loss) attributable to Limited partners’ equity and earnings (loss) per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the nine months ended September 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016
Net income (loss) attributable to:
Limited partners' equity	$6	$(10)	$0.04	$(0.07)
General partnership interest in a holding
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	5	(8)	-	-
Net income (loss) attributable to Unitholders	$11	$(18)	$0.04	$(0.07)
Depreciation	387	387	1.28	1.36
Unrealized financial instruments loss	32	8	0.11	0.03
Share of non-cash loss from equity-accounted investments	8	7	0.03	0.02
Deferred income tax recovery	(6)	(27)	(0.02)	(0.09)
Other	6	8	-	0.03
Funds From Operations(1)	$438	$365	$1.44	$1.28
Weighted average Units outstanding(2)			303.46	285.19

(1)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)         Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	Sep 30, 2017			Dec 31, 2016
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings	4.5	6.6	$1,684	4.5	7.4	$1,562
Credit facilities	2.5	4.8	259	1.9	4.5	673
Subsidiary borrowings
Hydroelectric	6.2	9.2	3,748	6.6	8.6	3,607
Wind	4.9	12.3	998	4.8	12.8	1,030
Other	8.4	18.1	17	8.9	18.8	17
	6.0	9.9	4,763	6.2	9.6	4,654
Total debt			$6,706			$6,889
Unamortized financing fees, net of
unamortized premiums(1)			(45)			(45)
Brookfield Renewable's share			6,661			6,844
Non-controlling interests			3,335			3,338
As per IFRS Statements			$9,996			$10,182

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

The following table summarizes our undiscounted principal repayments on a proportionate basis as at September 30, 2017:

(MILLIONS)	Balance of 2017	2018	2019	2020	2021	Thereafter	Total
Principal repayments
Corporate borrowings and
credit facilities	$71	160	-	361	188	1,163	$1,943

Subsidiary borrowings
Hydro	354	105	146	488	238	2,417	3,748
Wind	39	62	65	68	69	695	998
Other	-	1	1	1	1	13	17
	464	328	212	918	496	4,288	6,706
Equity-accounted investments	1	3	3	3	3	224	237
							$6,943
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

PART 6 - SELECTED QUARTERLY INFORMATION

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters on a consolidated basis:

	2017			2016				2015
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Generation (GWh) - LTA	9,098	10,674	10,364	10,319	9,092	10,728	8,843	6,067
Total Generation (GWh) - actual	9,370	11,618	10,484	8,728	7,522	8,792	9,029	6,117
Proportionate Generation (GWh) - LTA	5,053	6,279	5,889	5,739	5,068	6,214	5,341	4,609
Proportionate Generation (GWh) - actual	5,198	6,719	6,161	4,734	4,395	5,197	5,896	4,553
Revenues	$608	$683	$677	$571	$580	$627	$674	$392
Net (loss) income	(32)	85	27	(1)	(19)	(19)	79	(10)
Adjusted EBITDA(1)	378	457	453	323	332	377	455	258
Funds From Operations(1)	91	181	166	54	73	105	187	88
Basic (loss) earnings per LP Unit	(0.14)	0.13	0.05	(0.16)	(0.12)	(0.11)	0.16	(0.09)
Funds From Operations per Unit(1)	0.29	0.61	0.55	0.18	0.24	0.37	0.68	0.32
Distribution per LP Unit	0.468	0.468	0.468	0.445	0.445	0.445	0.445	0.415

(1)            Non-IFRS measures. See “PART 2 – Financial Performance Review”, “PART 5 – Proportionate Information”, “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

PART 7 - CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our December 31, 2016 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2016 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Future changes in accounting policies

(i)       Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. The new standard makes several improvements to IAS 39; mostly notably adopting a principle based approach to hedge accounting. While this does not change the type of hedging relationships or the requirement to measure ineffectiveness, it simplifies the application of hedge accounting and should allow for better alignment of risk management strategies with accounting presentation. Other changes include replacing the multiple financial asset impairment models in IAS 39 with a single model based on expected credit losses on all financial assets, and replacing the existing complex classifications structure with a business model approach based on the intent and nature of the cash flows.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The adoption of IFRS 9 is a significant initiative for Brookfield Renewable. To date, Management has finalized the transition plan, has completed the initial exercise to identify potential areas of impact, and has catalogued and reviewed the existing hedging strategies. Management has also

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

begun the process of updating hedge documentation and completed a review of current risk management policies and internal controls to align with the requirements for hedge accounting in the new standard. Next steps involve completing the classification of existing financial instruments and the suitability of existing IT systems as well as assessing new disclosure requirements. We are progressing as planned for the implementation of the standard. No material adjustments required upon adoption have been noted to date, however further technical analysis and quantitative assessments are required to conclude on the overall impact.

(ii)      Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014. IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures. IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provide additional transition relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of IFRS 15 is a significant initiative for Brookfield Renewable. To date, Management has participated in strategic planning sessions with Brookfield Asset Management and developed an adoption plan. Management has also identified major revenue streams to be assessed, and is currently completing the process of accumulating, identifying and inventorying detailed information on major contracts that may be impacted by the changes at the transition date. Next steps involve completing the remaining analysis, testing controls around the implementation, assessing any potential impact to IT systems and internal controls, and reviewing the additional disclosure required by the standard. We are progressing as planned for the implementation of the standard. Management currently anticipates adopting the standard using the modified retrospective approach. This method results in a cumulative catch-up adjustment to equity as of January 1, 2018 as if the standard had always been in effect. Based on the review completed to date which includes a majority of revenue under contract, management has not identified any material differences, however further technical analysis and quantitative assessments are required to conclude on the overall impact. Management continues to evaluate the overall impact of IFRS 15 on the consolidated financial statements.

(iii)     Leases

IFRS 16, Leases  (“IFRS 16”) was issued by the IASB on January 13, 2016. IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements but it is not expected to have a material retrospective effect.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the nine months ended September 30, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Subsequent eventS

On October 5, 2017, Brookfield Renewable completed financing associated with a 47 MW portfolio of wind farms in Ireland by securing €78 million ($92 million) of long-term debt, €6 million ($8 million) working capital facility and €4 million ($4 million) debt reserve facility. The long-term debt matures in 2032 and bears interest at EURIBOR plus a margin of 1.5%.

On October 16, 2017, along with its institutional partners, Brookfield Renewable closed the previously announced acquisition of a 51% interest in TerraForm Power for a total net investment of $656 million. TerraForm Power is a large scale diversified portfolio of solar and wind assets located predominately in the U.S. Brookfield Renewable retains an approximate 16% economic interest in TerraForm Power for a total net investment of $203 million.

On October 17, 2017, Brookfield Renewable completed the pricing of a $305 million refinancing, at an all-in interest rate of 4.29% and term of 13-years, associated with an 872 MW portfolio of hydroelectric facilities in New York which is scheduled to close in the fourth quarter of 2017.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

PART 8 - PRESENTATION TO STAKEHOLDERS AND PERFORMANCE Measurement

PRESENTATION TO PUBLIC STAKEHOLDERS

Equity

Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 40% is held by the public.

Actual and Long-term Average Generation

For assets acquired or reaching commercial operation during the period, reported generation is calculated from the acquisition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and Co-gen facilities. “Other” includes generation from North America Co-gen and Brazil biomass.

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

Generation from our North American pumped storage and co-generation facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage generates on a dispatchable basis when required by our contracts for ancillary services.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Generation from our biomass facilities is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian operations. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(o)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our December 31, 2016 audited consolidated financial statements for our policy on accounting for transactions under common control.

Performance Measurement

Our operations are segmented by technology (hydroelectric, wind, storage and other, which includes Co-gen and biomass) with hydroelectric and wind further segmented by geography (North America, Colombia, Brazil and Europe), as that is how the CODM review our results, manage operations and allocate resources. The Colombia segment aggregates the financial results of its hydroelectric and Co-gen facilities. Following the investment in First Hydro and as we continue to build out our storage business, the CODM has commenced the review of this segment on a standalone basis as the revenue streams are derived primarily from ancillary services and not generation revenues. Accordingly, to reflect the way in which the CODM now reviews the business, with effect from third quarter of 2017, a “Storage” segment has been added that includes a pumped storage portfolio in the United Kingdom and a pumped storage facility in North America, that was previously included in the hydroelectric segment. We report our results in accordance with these segments and will present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations, and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations. We also provide reconciliations to net income (loss). See “PART 2 - Financial Performance Review” and “PART 5 – Proportionate Information”.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Proportionate Information

Information on a proportionate basis reflects our share from facilities in which we own less than 100%. Accordingly, it includes wholly-owned assets, and our share of assets we manage. Proportionate information provides a net to Brookfield Renewable perspective that management considers important when performing internal analyses and making strategic and operating decisions. Management also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s LP Unitholders. Moreover, tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed.

Segmented net income (loss) which is disclosed in “PART 5 – Proportionate Information” is not a measure CODM uses to review the results of business and allocate resources.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.

Brookfield Renewable believes that presentation of this measure will enhance an investor’s understanding of the performance of the business.

Funds From Operations and Funds From Operations per Unit

Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.

Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items as these are not reflective of the performance of the underlying business. In our audited consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Adjusted Funds From Operations

Adjusted Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business but also adjusted for sustaining capital expenditures.

Brookfield Renewable uses Adjusted Funds From Operations to also assess performance of the business and defines it as Funds From Operations less Brookfield Renewable’s proportionate share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans) which are recurring in nature and used to maintain the reliability and efficiency of our power generating assets over our long-term investment horizon.

Neither Funds From Operations nor Adjusted Funds From Operations are intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, these measures are not used by the CODM to assess Brookfield Renewable’s liquidity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

PART 9 - CAUTIONARY STATEMENTS

cautionary statement regarding forward-looking statements

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, financing and refinancing opportunities, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to crop supply or weather generally at any biomass cogeneration facility; counterparties to our contracts not fulfilling their obligations; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; the increasing amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; increased regulation of our operations and in the markets in which we operate; contracts, concessions and licenses expiring and not being renewed or replaced on similar terms; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures; dam failures and the costs of repairing such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; our inability to effectively manage our foreign currency exposure; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction, development and operation of our generating facilities; the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over all our operations; our ability to issue equity or debt for future acquisitions and developments is dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield Asset Management’s key professionals; our relationship with, and our dependence on, Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; and risks related to changes in how Brookfield Asset Management elects to hold its ownership interests in the Partnership.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Interim Report contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations and Adjusted Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations nor Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net (loss) income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net (loss) income in Note 5 - Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME

UNAUDITED		Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	Notes	2017	2016	2017	2016
Revenues	18	$608	$580	$1,968	$1,881
Other income		7	23	25	55
Direct operating costs		(243)	(275)	(716)	(780)
Management service costs	18	(21)	(16)	(58)	(46)
Interest expense – borrowings	8	(158)	(159)	(477)	(447)
Share of earnings from
equity-accounted investments		4	1	3	1
Unrealized financial instruments loss	4	(14)	(4)	(40)	(6)
Depreciation	7	(202)	(210)	(600)	(593)
Other	3, 16	(2)	6	19	(6)
Income tax (expense) recovery
Current		(15)	(8)	(27)	(20)
Deferred		4	43	(17)	2
		(11)	35	(44)	(18)
Net (loss) income		$(32)	$(19)	$80	$41
Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	9	$(4)	$3	$29	$29
General partnership interest in a holding
subsidiary held by Brookfield	9	(1)	-	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	9	(18)	(15)	5	(8)
Preferred equity	9	7	6	19	19
Preferred limited partners' equity	10	8	5	21	11
Limited partners' equity	11	(24)	(18)	6	(10)
		$(32)	$(19)	$80	$41
Basic and diluted (loss) earnings per LP Unit		$(0.14)	$(0.12)	$0.04	$(0.07)

The accompanying notes are an integral part of these interim consolidated financial statements.
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED	Three months ended Sep 30			Nine months ended Sep 30
(MILLIONS)	Notes	2017	2016	2017	2016
Net (loss) income		$(32)	$(19)	$80	$41
Other comprehensive (loss) income that will not be
reclassified to net (loss) income
Revaluations of property, plant and equipment	7	-	34	11	54
Actuarial loss on defined benefit plans		(4)	(8)	(3)	(11)
Deferred income taxes on above items		2	(1)	-	1
Total items that will not be reclassified to net (loss) income		(2)	25	8	44
Other comprehensive income that may be
reclassified to net (loss) income
Gain (loss) arising during the period on financial
instruments designated as cash-flow hedges	4	6	8	27	(74)
Unrealized (loss) gain on available-for-sale securities	4	(9)	10	2	43
Reclassification adjustments for amounts
recognized in net (loss) income	4	2	(16)	(6)	(39)
Foreign currency translation		321	6	338	1,196
Unrealized loss on foreign exchange swaps -
net investment hedge	4	(52)	(2)	(97)	(102)
Deferred income taxes on above items		7	(5)	11	19
Total items that may be reclassified subsequently to
net (loss) income		275	1	275	1,043
Other comprehensive income		273	26	283	1,087
Comprehensive income		$241	$7	$363	$1,128
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	9	$115	$40	$127	$564
General partnership interest in a holding
subsidiary held by Brookfield	9	-	-	1	5
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	9	38	(23)	65	229
Preferred equity	9	30	(3)	64	49
Preferred limited partners' equity	10	8	5	21	11
Limited partners' equity	11	50	(12)	85	270
		$241	$7	$363	$1,128

The accompanying notes are an integral part of these interim consolidated financial statements.
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED		Sep 30	Dec 31
(MILLIONS)	Notes	2017	2016
Assets
Current assets
Cash and cash equivalents	13	$143	$223
Restricted cash	14	146	121
Trade receivables and other current assets	15	449	454
Financial instrument assets	4	4	55
Due from related parties		62	54
		804	907
Financial instrument assets	4	181	145
Equity-accounted investments	12	471	206
Property, plant and equipment, at fair value	7	25,346	25,257
Goodwill		916	896
Deferred income tax assets		167	150
Other long-term assets	14	140	176
		$28,025	$27,737
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$468	$467
Financial instrument liabilities	4	109	156
Due to related parties		83	76
Current portion of long-term debt	8	726	1,034
		1,386	1,733
Financial instrument liabilities	4	150	72
Long-term debt and credit facilities	8	9,270	9,148
Deferred income tax liabilities		3,911	3,802
Other long-term liabilities		321	310
		15,038	15,065
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	9	5,565	5,589
General partnership interest in a holding subsidiary
held by Brookfield	9	53	55
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	9	2,609	2,680
Preferred equity	9	621	576
Preferred limited partners' equity	10	511	324
Limited partners' equity	11	3,628	3,448
		12,987	12,672
		$28,025	$27,737

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED SEPTEMBER 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at June 30, 2017	$(379)	$(410)	$4,111	$(7)	$(29)	$30	$3,316	$511	$597	$5,348	$53	$2,575	$12,400
Net (loss) income	(24)	-	-	-	-	-	(24)	8	7	(4)	(1)	(18)	(32)
Other comprehensive income	-	75	-	(2)	5	(4)	74	-	23	119	1	56	273
LP Units issued (Note 11)
Net proceeds	411	-	-	-	-	-	411	-	-	-	-	-	411
Adjustment	(63)	-	-	-	-	-	(63)	-	-	-	1	62	-
Capital contributions	-	-	-	-	-	-	-	-	-	232	-	-	232
Distributions or dividends declared	(86)	-	-	-	-	-	(86)	(8)	(7)	(130)	(9)	(60)	(300)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
Other	(2)	-	-	-	-	-	(2)	-	1	-	8	(6)	1
Change in period	238	75	-	(2)	5	(4)	312	-	24	217	-	34	587
Balance, as at September 30, 2017	$(141)	$(335)	$4,111	$(9)	$(24)	$26	$3,628	$511	$621	$5,565	$53	$2,609	$12,987

Balance, as at June 30, 2016	$(47)	$(373)	$4,025	$(8)	$(57)	$17	$3,557	$324	$599	$5,541	$56	$2,767	$12,844
Net income	(18)	-	-	-	-	-	(18)	5	6	3	-	(15)	(19)
Other comprehensive income	-	1	7	(2)	1	(1)	6	-	(9)	37	-	(8)	26
Capital contributions	-	-	-	-	-	-	-	-	-	289	-	-	289
Distributions or dividends declared	(74)	-	-	-	-	-	(74)	(5)	(6)	(32)	(6)	(58)	(181)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
First MTO	(14)	16	-	-	-	-	2	-	-	(626)	-	-	(624)
Other	(12)	-	-	-	-	-	(12)	-	-	(1)	5	7	(1)
Change in period	(116)	17	7	(2)	1	(1)	(94)	-	(9)	(330)	(1)	(74)	(508)
Balance, as at September 30, 2016	$(163)	$(356)	$4,032	$(10)	$(56)	$16	$3,463	$324	$590	$5,211	$55	$2,693	$12,336

The accompanying notes are an integral part of these interim consolidated financial statements.
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
NINE MONTHS ENDED SEPTEMBER 30	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672
Net income	6	-	-	-	-	-	6	21	19	29	-	5	80
Other comprehensive income (loss)	-	69	2	(1)	7	2	79	-	45	98	1	60	283
Preferred LP Units and LP Units issued
- (Note 10, 11)
Net proceeds	411	-	-	-	-	-	411	187	-	-	-	-	598
Adjustment	(63)						(63)	-	-	-	1	62	-
Capital contributions (Note 9)	-	-	-	-	-	-	-	-	-	281	-	-	281
Return of capital (Note 9)	-	-	-	-	-	-	-	-	-	(36)	-	-	(36)
Distributions or dividends declared	(243)	-	-	-	-	-	(243)	(21)	(19)	(390)	(26)	(183)	(882)
Distribution reinvestment plan	7	-	-	-	-	-	7	-	-	-	-	-	7
MTO adjustments	-	-	-	-	-	-	-	-	-	(5)	-	-	(5)
Other	(2)	-	(15)	-	-	-	(17)	-	-	(1)	22	(15)	(11)
Change in period	116	69	(13)	(1)	7	2	180	187	45	(24)	(2)	(71)	315
Balance, as at September 30, 2017	$(141)	$(335)	$4,111	$(9)	$(24)	$26	$3,628	$511	$621	$5,565	$53	$2,609	$12,987

Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$-	$2,827	$128	$610	$2,587	$52	$2,559	$8,763
Net income	(10)	-	-	-	-	-	(10)	11	19	29	-	(8)	41
Other comprehensive (loss) income	-	280	13	(3)	(26)	16	280	-	30	535	5	237	1,087
Exchange of preferred shares -	-	-	-	-	-	-	-	49	(49)	-	-	-	-
Preferred LP Units and LP Units issued
Net proceeds	657	-	-	-	-	-	657	147	-	-	-	-	804
Adjustment	(85)	-	-	-	-	-	(85)	-	-	-	2	83	-
Capital contributions	-	-	-	-	-	-	-	-	-	2,333	-	-	2,333
Acquisition	-	-	-	-	-	-	-	-	-	1,417	-	-	1,417
Distributions or dividends declared	(206)	-	-	-	-	-	(206)	(11)	(19)	(73)	(18)	(175)	(502)
Distribution reinvestment plan	6	-	-	-	-	-	6	-	-	-	-	-	6
MTO adjustments	(31)	34	-	-	-	-	3	-	-	(1,617)	-	-	(1,614)
Other	(9)	-	-	-	-	-	(9)	-	(1)	-	14	(3)	1
Change in period	322	314	13	(3)	(26)	16	636	196	(20)	2,624	3	134	3,573
Balance, as at September 30, 2016	$(163)	$(356)	$4,032	$(10)	$(56)	$16	$3,463	$324	$590	$5,211	$55	$2,693	$12,336

The accompanying notes are an integral part of these interim consolidated financial statements.
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED	Three months ended Sep 30			Nine months ended Sep 30
(MILLIONS)	Notes	2017	2016	2017	2016
Operating activities
Net (loss) income		$(32)	$(19)	$80	$41
Adjustments for the following non-cash items:
Depreciation	7	202	210	600	593
Unrealized financial instrument loss	4	14	4	40	6
Share of earnings from
equity-accounted investments		(4)	(1)	(3)	(1)
Deferred income tax (recovery) expense	6	(4)	(43)	17	(2)
Other non-cash items		17	(7)	(14)	(19)
Dividends received from equity-accounted investments		2	3	5	6
Changes in due to or from related parties		5	9	(5)	28
Net change in working capital balances		4	14	26	(118)
		204	170	746	534
Financing activities
Long-term debt - borrowings	8	500	777	799	2,407
Long-term debt - repayments	8	(709)	(363)	(1,171)	(857)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	9	232	289	281	2,333
Return of capital to participating non-controlling
interests - in operating subsidiaries	9	-	-	(36)	-
Acquisition of Isagen from non-controlling interests	9	-	(608)	(5)	(1,540)
Issuance of preferred limited partnership units	10	-	-	187	147
Issuance of LP Units	11	411	-	411	657
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	9	(130)	(32)	(390)	(73)
To preferred shareholders		(7)	(6)	(19)	(19)
To preferred limited partners' unitholders	10	(8)	(4)	(19)	(8)
To unitholders of Brookfield Renewable or BRELP	9, 11	(151)	(136)	(440)	(386)
		138	(83)	(402)	2,661
Investing activities
Acquisitions	2	(280)	(8)	(280)	(2,886)
Cash and cash equivalents in acquired entity		-	-	-	117
Investment in:
Sustaining capital expenditures	7	(39)	(34)	(90)	(72)
Development and construction of renewable power
generating assets	7	(67)	(69)	(156)	(175)
Proceeds from disposal of assets	3	-	-	150	-
Investment in securities	4	9	43	(30)	(73)
Restricted cash and other		(2)	1	(24)	37
		(379)	(67)	(430)	(3,052)
Foreign exchange gain on cash		6	2	6	26
Cash and cash equivalents
(Decrease) increase		(31)	22	(80)	169
Balance, beginning of period		174	210	223	63
Balance, end of period		$143	$232	$143	$232
Supplemental cash flow information:
Interest paid		$116	$120	$421	$395
Interest received		$6	$11	$23	$31
Income taxes paid		$15	$18	$43	$35

The accompanying notes are an integral part of these interim consolidated financial statements.
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

brookfield renewable partners l.p.

notes to the INTERIM consolidated financial statements

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Colombia, Brazil and Europe.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A Series 5, Series 7, Series 9 and Series 11 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I” and “BEP.PR.K” respectively, on the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

1.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the December 31, 2016 audited consolidated financial statements.

Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2016 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on November 1, 2017.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £  and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

(c) Future changes in accounting policies

The following table provides a brief description of accounting standards issued but not yet effective, none of which will be early adopted by Brookfield Renewable:

Standard	Description	Effective date	Effect on financial statements
In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”).

The standard reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

The new standard makes several improvements to IAS 39; mostly notably adopting a principle based approach to hedge accounting. While this does not change the type of hedging relationships or the requirement to measure ineffectiveness, it simplifies the application of hedge accounting and should allow for better alignment of risk management strategies with accounting presentation. Other changes include replacing the multiple financial asset impairment models in IAS 39 with a single model based on expected credit losses on all financial assets, and replacing the existing complex classifications structure with a business model approach based on the intent and nature of the cash flows.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The adoption of IFRS 9 is a significant initiative for Brookfield Renewable.

To date, Management has finalized the transition plan, has completed the initial exercise to identify potential areas of impact, and has catalogued and reviewed the existing hedging strategies. Management has also begun the process of updating hedge documentation and completed a review of current risk management policies and internal controls to align with the requirements for hedge accounting in the new standard. Next steps involve completing the classification of existing financial instruments and the suitability of existing IT systems as well as assessing new disclosure requirements. We are progressing as planned for the implementation of the standard.

No material adjustments required upon adoption have been noted to date, however further technical analysis and quantitative assessments are required to conclude on the overall impact.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014.

IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures. IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts.

In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provide additional transition relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The adoption of IFRS 15 is a significant initiative for Brookfield Renewable.

To date, Management has participated in strategic planning sessions with Brookfield Asset Management and developed an adoption plan. Management has also identified major revenue streams to be assessed, and is currently completing the process of accumulating, identifying and inventorying detailed information on major contracts that may be impacted by the changes at the transition date. Next steps involve completing the remaining analysis, testing controls around the implementation, assessing any potential impact to IT systems and internal controls, and reviewing the additional disclosure required by the standard. We are progressing as planned for the implementation of the standard.

Management currently anticipates adopting the standard using the modified retrospective approach. This method results in a cumulative catch-up adjustment to equity as of January 1, 2018 as if the standard had always been in effect. Based on the review completed to date which includes a majority of revenue under contract, management has not identified any material differences, however further technical analysis and quantitative assessments are required to conclude on the overall impact.

Management continues to evaluate the overall impact of IFRS 15 on the consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

IFRS 16, Leases (“IFRS 16”) was issued by the IASB on January 13, 2016.

IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

	The standard has a mandatory effective date for annual periods beginning on or after January 1, 2019, with early adoption permitted.	Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements but it is not expected to have a material retrospective effect.
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

2.  ACQUISITIONS

The following investment was accounted for using the equity method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of acquisition.

European Storage

In August 2017, Brookfield Renewable, along with its institutional partners, acquired a 25% interest in a 2.1 GW pumped storage portfolio in the United Kingdom (“European Storage”). Brookfield Renewable retains an approximate 7% economic interest in the portfolio. Total consideration was £194 million ($248 million). The acquisition costs of £1 million ($1 million) were incurred. Brookfield Renewable has significant influence through its position in the business and, accordingly, equity accounts for the entity. See Note 12 – Equity-accounted investments.

The following investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of acquisition.

European Wind

In February 2017, Brookfield Renewable entered into an agreement to acquire, along with its institutional partners, a 100% interest in a 16 MW wind facility in Northern Ireland (“European Wind”).

In August 2017, Brookfield Renewable, along with its institutional partners, completed the acquisition of European Wind, which had achieved full commissioning in July of 2017. Accordingly, if the acquisition had taken place at the beginning of the year, the revenue from European Wind earned prior to the date of acquisition would have been immaterial. The total consideration was £24 million ($32 million). Brookfield Renewable retains an approximate 40% controlling interest in the asset. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other.

The preliminary purchase price allocation, at fair value, with respect to the European Wind acquisition is as follows:

(MILLIONS)
Trade receivables and other current assets	$1
Property, plant and equipment, at fair value	37
Current liabilities	(4)
Deferred income tax liabilities	(2)
Fair value of net assets acquired	32
Purchase price	$32
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

3.  DISPOSAL OF assets

In March 2017, along with its institutional partners, Brookfield Renewable sold its interest in two wind facilities in Ireland, with a combined capacity of 137 MW, to a third party. Gross cash consideration consisted of €147 million ($155 million), inclusive of working capital adjustments. The resulting loss on disposition of €5 million ($5 million), net of €5 million ($5 million) of transaction costs, was recognized in the interim consolidated statements of income within Other. Brookfield Renewable’s interest was approximately 40%.

As a result of the disposition, the post-tax accumulated revaluation surplus of €44 million ($47 million) was reclassified from other comprehensive income directly to equity. Further, other comprehensive loss of €3 million ($3 million) post-tax on interest rate swaps which had been designated as hedges was reclassified to the interim consolidated statements of income.

Summarized financial information relating to the disposal of the facilities is shown below:

(MILLIONS)
Net proceeds, including working capital adjustments and transaction costs	$150
Carrying value
Assets	353
Liabilities	(198)
155
Loss on disposal	$(5)
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

4.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2016 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Sep 30, 2017				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2016
Assets measured at fair value:
Cash and cash equivalents	$143	$-	$-	$143	$223
Restricted cash(1)	238	-	-	238	250
Financial instrument assets(2)
Energy derivative contracts	-	5	-	5	8
Interest rate swaps	-	6	-	6	7
Foreign exchange swaps	-	2	-	2	49
Available-for-sale investments	172	-	-	172	136
Property, plant and equipment	-	-	25,346	25,346	25,257
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	-	(1)	-	(1)	(5)
Interest rate swaps	-	(166)	-	(166)	(178)
Foreign exchange swaps	-	(92)	-	(92)	(45)
Contingent consideration(3)	-	-	(17)	(17)	(16)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities(2)	-	(10,691)	-	(10,691)	(10,870)
Total	$553	$(10,937)	$25,329	$14,945	$14,816

(1)       Includes both the current amount and long-term amount included in Other long-term assets.

(2)       Includes both the current and long-term amounts. See Note 8 – Long-term debt and credit facilities.

(3)       Amount relates to 2015 and 2014 business combinations with obligations lapsing in 2021 and 2024 respectively.

There were no transfers between levels during the nine months ended September 30, 2017.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Sep 30, 2017			Dec 31, 2016
			Net Liabilities	Net Liabilities
(MILLIONS)	Assets	Liabilities	(Assets)	(Assets)
Energy derivative contracts	$5	$1	$(4)	$(3)
Interest rate swaps	6	166	160	171
Foreign exchange swaps	2	92	90	(4)
Available-for-sale securities	172	-	(172)	(136)
Total	185	259	74	28
Less: current portion	4	109	105	101
Long-term portion	$181	$150	$(31)	$(73)

(a)    Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)    Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.

(c)    Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

(d)     Available-for-sale

Brookfield Renewable’s available for sale assets consist of investments in publicly-quoted securities.

Available-for-sale securities are recorded on the statement of financial position at fair value, and are assessed for impairment at each reporting date.

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Energy derivative contracts	$1	$1	$1	$1
Interest rate swaps	(1)	(5)	(11)	(7)
Foreign exchange swaps - cash flow	(14)	-	(30)	-
	$(14)	$(4)	$(40)	$(6)

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Energy derivative contracts	$1	$6	$23	$22
Interest rate swaps	5	2	4	(110)
Foreign exchange swaps - cash flow	-	-	-	14
	6	8	27	(74)
Foreign exchange swaps - net investment	(52)	(2)	(97)	(102)
Available-for-sale securities	(9)	10	2	43
	$(55)	$16	$(68)	$(133)

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Energy derivative contracts	$(6)	$(8)	$(22)	$(34)
Interest rate swaps	8	7	16	10
Foreign exchange swaps - cash flow	-	(6)	-	(6)
	2	(7)	(6)	(30)
Available-for-sale securities	-	(9)	-	(9)
	$2	$(16)	$(6)	$(39)

5.  segmented information

Brookfield Renewable operates renewable power generating assets, which include hydroelectric facilities and wind facilities located in North America, Colombia, Brazil and Europe. Brookfield Renewable also operates three pumped storage facilities, four biomass facilities and three Co-gen facilities.

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (hydroelectric, wind, storage and other, which includes Co-gen and biomass).

Following the acquisition of European Storage, and as Brookfield Renewable continues to build out its storage business, the CODM has commenced the review of this segment on a standalone basis as the revenue streams are derived primarily from ancillary services and not generation revenues. The Storage segment will now include the pumped storage facility in North America, previously included in the hydroelectric segment. Comparative information has been reclassified to conform to the current year presentation.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and significant accounting policies of the December 31, 2016 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs) plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs, distributions to preferred limited partners, and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred limited partners.

The following segmented information is regularly reported to the CODM.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

	Hydroelectric			Wind			Storage	Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
For the three months ended September 30, 2017:
Revenues(2)	$243	$195	$71	$40	$22	$24	$-	$13	$-	$608
Adjusted EBITDA	153	105	52	28	11	22	4	9	(6)	378
Interest expense - borrowings	(61)	(42)	(8)	(13)	(6)	(4)	-	(1)	(23)	(158)
Cash portion of non-controlling interests	(10)	(40)	(4)	(4)	(4)	(10)	(1)	(5)	(7)	(85)
Funds From Operations	82	13	37	11	-	7	3	3	(65)	91
Depreciation	(74)	(33)	(42)	(27)	(18)	(3)	-	(5)	-	(202)
For the three months ended September 30, 2016:
Revenues(2)	$205	$206	$60	$42	$30	$11	$-	$26	$-	$580
Adjusted EBITDA	111	90	45	29	16	10	1	27	3	332
Interest expense - borrowings	(59)	(41)	(11)	(13)	(7)	(3)	-	(1)	(24)	(159)
Cash portion of non-controlling interests	(9)	(35)	(3)	(5)	(5)	(3)	-	(5)	(6)	(71)
Funds From Operations	41	12	28	11	4	3	1	21	(48)	73
Depreciation	(82)	(35)	(41)	(25)	(21)	(1)	-	(5)	-	(210)

(1)       Includes Co-gen and biomass.

(2)       North America revenues totaled $185 million and $98 million in the United States and Canada, respectively (2016: $168 million and $79 million).

	Hydroelectric			Wind			Storage	Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
For the nine months ended September 30, 2017:
Revenues(2)	$882	$583	$211	$143	$80	$44	$-	$25	$-	$1,968
Adjusted EBITDA	629	305	161	106	48	40	6	9	(16)	1,288
Interest expense - borrowings	(182)	(133)	(25)	(39)	(18)	(11)	-	(3)	(66)	(477)
Cash portion of non-controlling interests	(61)	(119)	(13)	(15)	(20)	(16)	(1)	(3)	(19)	(267)
Funds From Operations	386	38	115	52	9	11	5	2	(180)	438
Depreciation	(217)	(99)	(121)	(78)	(57)	(11)	-	(17)	-	(600)
For the nine months ended September 30, 2016:
Revenues(2)	$807	$601	$158	$154	$101	$24	$-	$36	$-	$1,881
Adjusted EBITDA	565	272	116	115	61	21	3	20	(9)	1,164
Interest expense - borrowings	(170)	(108)	(27)	(40)	(22)	(10)	-	(2)	(68)	(447)
Cash portion of non-controlling interests	(69)	(128)	(10)	(20)	(24)	(5)	-	-	(19)	(275)
Funds From Operations	320	33	71	55	15	4	3	17	(153)	365
Depreciation	(239)	(91)	(104)	(76)	(63)	(8)	-	(12)	-	(593)

(1)       Includes Co-gen and biomass.

(2)       North America revenues totaled $673 million and $352 million in the United States and Canada, respectively (2016: $645 million and $316 million).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income as presented in the interim consolidated statements of net income (loss), for the three and nine months ended September 30:
	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Revenues	$608	$580	$1,968	$1,881
Other income	7	23	25	55
Share of cash earnings from equity-accounted investments	6	4	11	8
Direct operating costs	(243)	(275)	(716)	(780)
Adjusted EBITDA	378	332	1,288	1,164
Management service costs	(21)	(16)	(58)	(46)
Interest expense – borrowings	(158)	(159)	(477)	(447)
Current income taxes	(15)	(8)	(27)	(20)
Distributions to preferred limited partners	(8)	(5)	(21)	(11)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(78)	(65)	(248)	(256)
Preferred equity	(7)	(6)	(19)	(19)
Funds From Operations	$91	$73	$438	$365
Add: cash portion of non-controlling interests	85	71	267	275
Add: distributions to preferred limited partners	8	5	21	11
Depreciation	(202)	(210)	(600)	(593)
Unrealized financial instruments loss	(14)	(4)	(40)	(6)
Share of non-cash loss from equity-accounted investments	(2)	(3)	(8)	(7)
Deferred income tax recovery (expense)	4	43	(17)	2
Other	(2)	6	19	(6)
Net (loss) income	$(32)	$(19)	$80	$41

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

The following table presents information on a segmented basis about certain items in Brookfield Renewable’s statement of financial position:
	Hydroelectric			Wind energy			Storage	Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
As at September 30, 2017:
Property, plant and equipment, at fair value(2)	$14,302	$5,311	$2,241	$1,714	$1,074	$332	$-	$372	$-	$25,346
Total assets	14,734	6,442	2,530	1,791	1,174	379	376	407	192	28,025
Total borrowings	4,190	1,915	270	1,015	511	117	-	41	1,937	9,996
Total liabilities	6,836	3,347	459	1,289	734	119	11	51	2,192	15,038
For the nine months ended September 30, 2017:
Additions to property, plant and equipment	87	19	70	4	94	-	-	4	-	278
As at December 31, 2016:
Property, plant and equipment, at fair value(2)	$14,058	$5,275	$2,236	$1,726	$1,253	$334	$-	$375	$-	$25,257
Total assets	14,471	6,539	2,473	1,821	1,356	367	114	414	182	27,737
Total borrowings	3,975	1,924	260	1,006	627	120	-	41	2,229	10,182
Total liabilities	6,530	3,396	449	1,280	815	123	-	54	2,418	15,065
For the year ended December 31, 2016:
Additions to property, plant and equipment	971	4,812	217	7	73	1	-	18	-	6,099

(1)       Includes Co-gen and biomass.

(2)       North America property, plant and equipment totaled $9,891 million and $6,125 million in the United States and Canada, respectively (2016: $10,013 million and $5,771 million).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

6.  Income taxes

Brookfield Renewable’s effective income tax rate was 35.5% for the nine months ended September 30, 2017 (2016: 30.5%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

7.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Other(1)	Total(2)
As at December 31, 2016	$21,569	$3,313	$375	$25,257
Additions	176	61	4	241
Acquisitions through business combinations	-	37	-	37
Disposal(3)	-	(338)	-	(338)
Transfers and other	(8)	(2)	-	(10)
Items recognized through OCI
Change in fair value(4)	-	11	-	11
Foreign exchange	554	184	10	748
Items recognized through net income
Depreciation	(437)	(146)	(17)	(600)
As at September 30, 2017	$21,854	$3,120	$372	$25,346

(1)     Includes biomass and Co-gen.

(2)     Includes intangible assets of $14 million (2016: $14 million) and construction work in process (“CWIP”) of $678 million (2016: $663 million).

(3)     Sale of 137 MW wind portfolio in Ireland. See Note 3 - Disposal of Assets.

(4)     Completed a construction agreement for a wind development project in Europe which allowed Brookfield Renewable to determine fair value. Accordingly, CWIP associated with this project was revalued.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

8.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Sep 30, 2017			Dec 31, 2016
	Weighted-average			Weighted-average
	Interest	Term	Carrying	Interest	Term	Carrying
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	rate (%)	(years)	value
Corporate borrowings
Series 3 (C$200)	5.3	1.1	$160	5.3	1.8	$149
Series 4 (C$150)	5.8	19.1	120	5.8	19.9	111
Series 7 (C$450)	5.1	3.0	361	5.1	3.8	334
Series 8 (C$400)	4.8	4.4	321	4.8	5.1	298
Series 9 (C$400)	3.8	7.7	321	3.8	8.4	298
Series 10 (C$500)	3.6	9.3	401	3.6	10.0	372
	4.5	6.6	$1,684	4.5	7.4	$1,562
Credit facilities	2.5	4.8	$259	1.9	4.5	$673
Subsidiary borrowings
Hydroelectric	6.4	8.3	$6,471	6.9	7.8	$6,249
Wind	4.7	12.6	1,614	4.6	13.1	1,735
Other	8.4	18.1	41	8.9	18.8	41
	6.1	9.2	$8,126	6.4	9.0	$8,025

Total debt(1)			10,069			10,260
Add: Unamortized premiums(2)			1			2
Less: Unamortized financing fees(2)			(74)			(80)
Less: Current portion			(726)			(1,034)
			$9,270			$9,148

(1)            The fair value of the total debt is $10,691 (December 31, 2016: $10,870).

(2)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 19  - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt. Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates. Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Subsidiary borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin.

In March 2017, Brookfield Renewable completed the refinancing of a $60 million bank loan associated with a 417 MW hydroelectric facility in Pennsylvania. The loan bears interest at LIBOR plus a margin of 3.75% and matures in March 2022.

In May 2017, Brookfield Renewable completed the refinancing associated with a 44 MW hydroelectric portfolio in New England by issuing notes for $65 million. The notes carry a 4.86% coupon rate and mature in May 2027.

In June 2017, Brookfield Renewable completed the refinancing associated with a 11 MW wind asset in Arizona by securing a $11 million bank loan. The loan has been fully hedged for an all-in rate of 5.28% and matures in June 2024.

In June 2017, Brookfield Renewable completed the financing associated with a 17 MW hydroelectric facility in Quebec by issuing notes for C$55 million ($43 million). The notes bear an all-in rate of 4.49% and mature in May 2044.

In July 2017, Brookfield Renewable completed the refinancing of a 360 MW hydroelectric portfolio in New England. The financing was a $475 million green bond bearing interest at 4.4% with a maturity in July 2032.

Credit facilities

In June 2017, Brookfield Renewable extended the maturity of $1,600 million of its corporate credit facilities by one year to June 30, 2022. The applicable margin is 1.20%. The credit facilities are used for general working capital purposes and issuing letters of credit. The credit facilities bear interest at the applicable banker’s acceptance rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating.

During the first quarter of 2017, the committed unsecured revolving credit facility provided by Brookfield Asset Management was increased to $400 million maturing in December 2017. Interest rate applicable on the draws is LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities:

	Sep 30	Dec 31
(MILLIONS)	2017	2016
Authorized credit facilities	$2,090	$1,890
Draws on credit facilities(1)	(188)	(673)
Issued letters of credit	(199)	(250)
Available portion of credit facilities	$1,703	$967

(1)    Comprised of $188 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable.  Excludes $71 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

During the three months ended September 30, 2017, Brookfield Renewable drew $71 million under a credit facility made available by a private fund sponsored by Brookfield Asset Management. The facility has an interest rate of LIBOR plus 1.5% and is unsecured.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

9. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

Sep 30		Dec 31
(MILLIONS)	2017	2016
Participating non-controlling interests - in operating subsidiaries	$5,565	$5,589
General partnership interest in a holding subsidiary held by Brookfield	53	55
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,609	2,680
Preferred equity	621	576
	$8,848	$8,900

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating subsidiaries is as follows:

							Isagen
	Brookfield					Isagen	public
	Americas	Brookfield	Brookfield	The	Brookfield	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Catalyst	Energia	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Group	Renovável	investors	interests	Other	Total
As at December 31, 2015	$958	$1,441	$-	$121	$22	$-	$-	$45	$2,587
Net (loss) income	(18)	(16)	15	16	-	47	19	2	65
OCI	46	228	-	2	6	148	205	-	635
Capital contributions	-	74	1,074	-	-	1,473	-	-	2,621
Acquisition	-	-	-	-	-	-	1,417	-	1,417
Distributions	(23)	(73)	(7)	(12)	(2)	-	-	(2)	(119)
MTO adjustments	-	-	3	-	-	7	(1,627)	-	(1,617)
As at December 31, 2016	$963	$1,654	$1,085	$127	$26	$1,675	$14	$45	$5,589
Net (loss) income	(22)	(15)	25	11	-	28	-	2	29
OCI	5	28	19	-	1	42	-	3	98
Capital contributions	-	76	186	-	-	19	-	-	281
Return of capital	-	(36)	-	-	-	-	-	-	(36)
Distributions	(6)	(190)	(69)	(7)	(1)	(115)	-	(2)	(390)
Purchase of Isagen shares	-	-	-	-	-	-	(5)	-	(5)
Other	-	1	(1)	-	-	(1)	-	-	(1)
As at September 30, 2017	$940	$1,518	$1,245	$131	$26	$1,648	$9	$48	$5,565
Interests held by third parties	75-80%	50-60%	23-71%	25%	24-30%	53%	0.2%	21-50%

During the nine months ended September 30, 2017 Brookfield Renewable, together with its institutional partners, acquired an additional 3,358,523 shares in Isagen, increasing its interest to 99.76%. In accordance with IFRS 10, Consolidated Financial Statements, Brookfield Renewable is accounting for the additional interests in Isagen purchased subsequent to the initial investments as equity transactions related to the acquisition of non-controlling interest. The remaining 0.2% ownership interest in Isagen not held by Brookfield Renewable and its co-investors as at September 30, 2017 remains as non-controlling interest. The privatization of the Isagen portfolio was completed on March 31, 2017 and its shares were delisted from the Colombian Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels.

As at September 30, 2017, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2016: 2,651,506) and 129,658,623 (December 31, 2016: 129,658,623), respectively.

Distributions

The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
General partnership interest in a holding
subsidiary held by Brookfield	$2	$2	$4	$4
Incentive distribution	7	4	22	14
	$9	$6	$26	$18

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$60	$58	$183	$175
	$69	$64	$209	$193

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the nine months ended
(MILLIONS EXCEPT	Shares	dividend	redemption	September 30		Sep 30	Dec 31
AS NOTED)	outstanding	rate (%)	date	2017	2016	2017	2016
Series 1 (C$136)	5.45	3.36	Apr 30, 2020	$3	$3	$109	$101
Series 2 (C$113)(1)	4.51	3.30	Apr 30, 2020	2	2	90	84
Series 3 (C$249)	9.96	4.40	Jul 31, 2019	6	6	200	185
Series 5 (C$103)	4.11	5.00	Apr 30, 2018	3	3	82	76
Series 6 (C$175)	7.00	5.00	Jul 31, 2018	5	5	140	130
	31.03			$19	$19	$621	$576

(1)       Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

Class A Preference Shares – Normal Course Issuer Bid

In June 2017, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to June 26, 2018, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

10. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

			Earliest	Distributions declared
		Cumulative	permitted	for the nine months ended
(MILLIONS EXCEPT	Shares	distribution	redemption	September 30		Sep 30	Dec 31
AS NOTED)	outstanding	rate (%)	date	2017	2016	2017	2016
Series 5 (C$72)	2.89	5.59	Apr 30, 2018	$3	$3	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 31, 2021	6	5	128	128
Series 9 (C$200)	8.00	5.75	Jul 31, 2021	6	3	147	147
Series 11 (C$250)	10.00	5.00	Apr 30, 2022	6	-	187	-
	27.89			$21	$11	$511	$324

On February 14, 2017, Brookfield Renewable issued 10,000,000 Class A, Series 11 Preferred Limited Partnership Units (the “Series 11 Preferred LP Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($190 million). The holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.82%, and (ii) 5.00%.

The holders of Series 11 Preferred Units will have the right, at their option, to convert their Series 11 Preferred Units into Class A Preferred Limited Partnership Units, Series 12 (the “Series 12 Preferred Units”), subject to certain conditions, on April 30, 2022 and on April 30 every five years thereafter. The holders of Series 12 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.82%.

11. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at September 30, 2017, 180,315,877 LP Units were outstanding (December 31, 2016: 166,839,324) including 56,068,944 (December 31, 2016: 51,125,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three and nine months ended September 30, 2017, 72,948 and 229,553 LP Units, respectively (2016: 80,644 and 212,075 LP Units) were issued under the distribution reinvestment plan.

As at September 30, 2017, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at September 30, 2017.

Issuance of LP Units

On July 6, 2017, Brookfield Renewable completed the issuance of 8,304,000 non-voting LP Units on a bought deal basis at a price of C$42.15 per LP Unit for gross proceeds of C$350 million ($271 million). Concurrently, Brookfield Asset Management purchased 4,943,000 LP Units at the offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

placement was C$550 million ($422 million). Brookfield Renewable incurred C$15 million ($11 million) in related transaction costs inclusive of fees paid to underwriters.

The excess of the price received over the carrying value of the additional limited partnership units of BRELP purchased by Brookfield Renewable resulted in adjustments to the General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield of $1 million and $62 million, respectively. BRELP ultimately used the net proceeds to repay outstanding indebtedness and for general corporate purposes.

Distributions

The composition of the distribution for the three and nine months ended September 30 is presented in the following table:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Brookfield	$27	$23	$75	$60
External LP Unitholders	59	51	168	146
	$86	$74	$243	$206

In February 2017, unitholder distributions were increased to $1.87 per LP Unit on an annualized basis, an increase of nine cents per LP Unit, which took effect with the distribution payable in March 2017.

12. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments :

	Sep 30	Dec 31
(MILLIONS)	2017	2016
Balance, beginning of period/year	$206	$197
Share of net income	3	-
Revaluation recognized through OCI	-	7
Dividends declared	(5)	(6)
Foreign exchange translation	19	7
Acquisition (Note 2)	248	-
Share of OCI	-	1
Balance, end of period/year	$471	$206

13. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents are as follows:

	Sep 30	Dec 31
(MILLIONS)	2017	2016
Cash	$115	$210
Short-term deposits	28	13
	$143	$223
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

14. RESTRICTED CASH

Brookfield Renewable’s restricted cash  is as follows:

	Sep 30	Dec 31
(MILLIONS)	2017	2016
Operations	$148	$135
Credit obligations	87	104
Development projects	3	11
Total	238	250
Less: non-current	(92)	(129)
Current	$146	$121

15. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets are as follows:

	Sep 30	Dec 31
(MILLIONS)	2017	2016
Trade receivables	$269	$262
Other short-term receivables	88	103
Prepaids and others	92	89
	$449	$454

16.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Sep 30	Dec 31
(MILLIONS)	2017	2016
Operating accrued liabilities	$173	$147
Accounts payable	96	87
Interest payable on corporate and subsidiary borrowings	105	68
Deferred consideration	42	55
Acquisition related provisions	-	54
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	29	24
Other	23	32
	$468	$467

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

During the nine months ended September 30, 2017, a successful resolution and settlement of the matters relating to provisions associated with the acquisition of Isagen in 2016 resulted in reversals to both Current income tax expense and Other in the Consolidated Statements of Income.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

17.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2091.

In March 2017, Brookfield Renewable, together with its institutional partners, entered into agreements with TerraForm Power, Inc. (“TerraForm Power”) and TerraForm Global, Inc. (“TerraForm Global”), which together own approximately 3,600 MW of predominantly contracted renewable assets. Subsequent to quarter end, Brookfield Renewable, together with its institutional partners, acquired a 51% interest in TerraForm Power. TerraForm Power remains a Nasdaq-listed public company and is sponsored by Brookfield Asset Management. See Note 20 – Subsequent Events. The acquisition of 100% of TerraForm Global is subject to several closing conditions. There can be no guarantee as to when, or if, TerraForm Global will close. Brookfield Renewable’s commitment for TerraForm Global would be approximately $210 million, which it expects to fund through available liquidity.

The remaining development project costs on two Brazilian hydroelectric projects totaling 47 MW and two wind projects totaling 47 MW in Europe are expected to be $92 million. One hydroelectric project with a capacity of 28 MW and one wind project with a capacity of 28 MW are expected to be fully operational in 2017. The 19 MW hydroelectric project and 19 MW wind project are expected to be fully operational in 2018.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at September 30, 2017, letters of credit issued by Brookfield Renewable along with institutional investors were $62 million (December 31, 2016: $66 million).

Brookfield Renewable’s subsidiaries and equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2017, letters of credit issued by Brookfield Renewable’s subsidiaries and equity-accounted entities were $510 million and $18 million, respectively (December 31, 2016: $483 million and $16 million, respectively).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions,

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

18.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2017. See Note 8 – Long-term debt and credit facilities for further details. Brookfield Asset Management had placed funds on deposit with Brookfield Renewable in the amount of $140 million during the first quarter of the current year, which was repaid prior to the end of the first quarter. The interest expense on the draws from the credit facility and the deposit totaled $1 million.

In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. An amount of $8 million has been paid relating to the commissioning of a 25 MW hydroelectric facility in Brazil.

The following table reflects the related party agreements and transactions in the interim consolidated statements of (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2017	2016	2017	2016
Revenues
Power purchase and revenue agreements	$132	$95	$458	$414
Wind levelization agreement	3	1	6	6
	$135	$96	$464	$420
Direct operating costs
Energy purchases	$(1)	$(2)	$(6)	$(3)
Energy marketing fee	(6)	(6)	(18)	(17)
Insurance services	(4)	(5)	(14)	(15)
	$(11)	$(13)	$(38)	$(35)
Management service costs	$(21)	$(16)	$(58)	$(46)
Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

19.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
As at September 30, 2017:
Current assets	$31	$409	$1,709	$520	$2,113	$(3,978)	$804
Long-term assets	4,155	266	-	18,333	27,485	(23,018)	27,221
Current liabilities	42	9	25	3,078	2,210	(3,978)	1,386
Long-term liabilities	-	-	1,678	268	12,469	(763)	13,652
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,565	-	5,565
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,609	-	-	2,609
Preferred equity	-	621	-	-	-	-	621
Preferred limited partners' equity	511	-	-	516	-	(516)	511
As at December 31, 2016:
Current assets	$26	$-	$1,581	$150	$2,092	$(2,942)	$907
Long-term assets	3,779	620	-	18,415	27,250	(23,234)	26,830
Current liabilities	33	9	19	2,971	1,644	(2,943)	1,733
Long-term liabilities	-	-	1,556	738	12,775	(1,737)	13,332
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,589	-	5,589
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,680	-	-	2,680
Preferred equity	-	576	-	-	-	-	576
Preferred limited partners' equity	324	-	-	324	-	(324)	324

(1)            Includes investments in subsidiaries under the equity method.

(2)            Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the “Holding Entities”.

(3)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
For the three months ended
September 30, 2017
Revenues	$-	$-	$-	$-	$608	$-	$608
Net (loss) income	(16)	5	-	(118)	151	(54)	(32)
For the three months ended
September 30, 2016
Revenues	$-	$-	$-	$-	$580	$-	$580
Net income (loss)	(13)	-	-	(24)	73	(55)	(19)
For the nine months ended
September 30, 2017
Revenues	$-	$-	$-	$-	$1,968	$-	$1,968
Net income (loss)	27	6	-	(207)	521	(267)	80
For the nine months ended
September 30, 2016
Revenues	$-	$-	$-	$-	$1,881	$-	$1,881
Net income (loss)	1	-	-	(4)	326	(282)	41

(1)            Includes investments  in subsidiaries under the equity method.

(2)            Includes the Holding Entities.

(3)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 8 – Long-term debt and credit facilities for additional details regarding the medium-term corporate notes issued by Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

20.  subsequent eventS

On October 5, 2017, Brookfield Renewable completed financing associated with a 47 MW portfolio of wind farms in Ireland by securing €78 million ($92 million) of long-term debt, €6 million ($8 million) working capital facility and €4 million ($4 million) debt reserve facility. The long-term debt matures in 2032 and bears interest at EURIBOR plus a margin of 1.5%.

On October 16, 2017, along with its institutional partners, Brookfield Renewable closed the previously announced acquisition of a 51% interest in TerraForm Power for a total net investment of $656 million. TerraForm Power is a large scale diversified portfolio of solar and wind assets located predominately in the U.S. Brookfield Renewable retains an approximate 16% economic interest in TerraForm Power for a total net investment of $203 million.

On October 17, 2017, Brookfield Renewable completed the pricing of a $305 million refinancing, at an all-in interest rate of 4.29% and term of 13-years, associated with an 872 MW portfolio of hydroelectric facilities in New York which is scheduled to close in the fourth quarter of 2017.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2017

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

https://bep.brookfield.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Nicholas Goodman

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred LP Units – Series 5)

TSX:    BEP.PR.G (Preferred LP Units – Series 7)

TSX:    BEP.PR.I (Preferred LP Units – Series 9)

TSX:    BEP.PR.K (Preferred LP Units – Series 11)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
https://bep.brookfield.com  for more information. The 2016 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP

TSX: BEP.UN